
06034281

APR 24 2006

P.E.
12-31-05
FTI Consulting Inc



FTI®



Our vision is to be the world's leading firm that organizations rely on when confronting critical issues that shape their future.

FTI CONSULTING, INC.

2005 Annual Report

ERRATA SHEET

April 21, 2006

Please note the following corrections to the Back Cover Page

FTI Consulting, Inc. has moved the date of its 2006 Annual Meeting of Stockholders at our executive office in Baltimore, Maryland from May 17, 2006 to June 6, 2006. The Section Titled "Annual Stockholders' Meeting" on the Back Cover Page of the Annual Report is revised to read as follows:

Annual Meeting of Stockholders' Meeting
The 2006 annual meeting of stockholders will be held on June 6, 2006, at 9:30 a.m. at the executive office at 500 E. Pratt Street, Suite 1400, Baltimore, Maryland 21202

2005 Annual Report
http://www.fticonsulting.com

Financial Highlights

(in thousands except for per share data)	2003	2004	2005
Revenues	$375,695	$427,005	$539,545
Total costs and expenses	$261,870	$348,536	$425,853
Operating income of continuing operations	$113,825	$ 78,469	$113,692
Income from continuing operations	$ 64,791	$ 42,878	$ 56,368
Income from continuing operations per diluted common share	$ 1.54	$ 1.01	$ 1.35
Adjusted EBITDA	$123,537	$100,760	$130,877

Revenues (millions)



600
500
400
300
200
100
0
2003
2004
2005

Adjusted EBITDA (millions)



150
120
90
60
30
0
2003
2004
2005

AT A GLANCE

FTI is a premier provider of problem-solving consulting and technology services to major corporations, financial institutions and law firms confronting critical issues that shape their future and the future of their clients, such as financial and operational improvement, major litigation, mergers and acquisitions, regulatory issues as well as strategy and execution. Strategically located in 25 US cities as well as in London and Melbourne, FTI's total workforce of more than 1,400 employees includes numerous PhDs, MBAs, CPAs, CIRAs and CFEs, who are committed to delivering the highest level of service to clients.



Leading Business Segments

Corporate Finance/Restructuring

This segment continues to be rated the number one non-investment bank restructuring practice in the US and focuses on providing performance improvement, turn-around, capital solutions, interim management, creditor advisory, transaction advisory services and investment banking to companies, boards, private equity sponsors, creditor constituencies and other parties-of-interest.

Forensic and Litigation Consulting

A leading provider of forensic and litigation services providing law firms and corporations facing complex disputes and investigations with end-to-end capabilities—from initial electronic discovery to dispute advisory and forensic accounting, expert testimony, compliance and monitoring and trial services to a host of technology solutions.

Economic Consulting

Home to three of the top competition economists in the world, FTI is one of the world's thought leaders in economic consulting. The group provides law firms, corporations and government clients with clear analysis of complex economic issues for use in legal and regulatory proceedings, strategic decisions and public policy debates.

Technology Services

Announced as a new segment in 2006, the Technology practice assists corporate, law firm and government clients. FTI technology professionals collect, analyze and manage increasing data sets and shape associated business processes that allow clients to respond to investigations, financial restatements, large-scale litigation, mergers and acquisitions as well as regulatory inquiries.

World-Class Clients

In 2005, we served more than 1,200 clients in a diverse range of industries:

Clients

Law Firms
Banks
Creditors
Debtors
State governments
Bankruptcy candidates
Media conglomerates
Insurance companies
Telecommunications providers
Healthcare organizations
Municipalities
Internet companies
Energy companies
Transportation companies
Manufacturers
Retailers
Aerospace companies
Cruise lines
Automobile manufacturers
Federal government entities
Food services companies
High-tech companies
Sports franchises

Incomparable Talent

Employees are FTI's single most important asset and key differentiator for our clients. Today, our treasury of intellectual capital is second to none, including numerous PhDs, MBAs, CPAs, CIRAs, CFEs and former SEC professionals. FTI is the only company of its peers that has bought major divisions of the Big 4.

Total Employees



1500
1200
900
600
300
0
196
305
314
769
1,085
1,035
1,338
99
00
01
02
03
04
05

Growth Strategy

FTI's goal is to achieve $1 billion in revenue by 2009 with 25% EBITDA margins. It is estimated that between 2005 and 2009 an additional $250 million will be contributed through acquisitions. Our annual organic revenue growth expectations for the same period are 11-12% on average per annum.

Path to $1 Billion by 2009



$540 million
$1 billion
05
09

FTI International Footprint

United States



Australia



England



DEAR SHAREHOLDER:

2005 was an excellent year for FTI in which we achieved several important financial milestones and implemented key growth initiatives in each of our business areas. We brought on a wealth of intellectual talent at both the highest professional levels and within the ranks of our leaders for tomorrow. It was a year in which both our diversification strategy and previously made investments bore fruit, leading to a rewarding array of highly complex and challenging business engagements—the kind that define our vision: To be the world's leading firm that organizations rely on when confronting critical issues that shape their future.

Today, FTI is a world-class financial consulting services company. We enjoy leadership positions in all of our business segments and operate under some of the most respected brands in the US. No other company in our industry matches the full range of our capabilities.

More importantly, FTI is in an excellent position for the future. We have built the Company to take advantage of powerful trends currently unfolding or that we believe are soon to appear. We are pursuing sound strategies to capitalize on these trends. We will focus on maximizing the use of our human capital and our technological resources, and continue to add to them. Our objective is to provide our clients with the highest-quality knowledge-based services, unsurpassed depth

---

FTI OUTPERFORMED INDUSTRY COMPETITORS AND MAJOR MARKET INDICES
(EBITDA MARGIN COMPARISON)



25
20
15
10
5
0
FTI Consulting
Peer Group
Russell 2000
NASDAQ Composite
S&P Small Cap
S&P Mid Cap
S&P 500

Data Source: Bloomberg, as of February 13, 2006
EBITDA Margins of Indices: Determined by using individual company margins and calculating the median

2005 Revenues **$539.5mm**



211.0
Corporate Finance/
Restructuring
Forensic/
Litigation/
Technology
220.1
108.4
Economic

2005 Adjusted EBITDA **$165.5mm**
(Before allocation of
$34.6mm of corporate overhead)



70.8
Corporate Finance/
Restructuring
Forensic/
Litigation/
Technology
70.4
24.3
Economic

and breadth of expertise, an ever-expanding geographic presence, and the technology to provide cutting-edge, productivity-enhancing products that assist our clients in dealing with their most critical concerns.

A Year of Record Top-Line Performance

We were very pleased with 2005's financial performance. Revenues grew by 26.4 percent, to $539.5 million, an all-time high, while earnings per diluted share increased by 33.7 percent over last year, to $1.35 per share on a fully diluted basis. Our businesses again generated industry-leading gross and operating margins, record EBITDA and exceptionally strong cash flow. **The fine performance of our shares during the year demonstrated the appreciation of our Company by the financial community and underscored the outstanding returns our Company has achieved for shareholders over the long term.**

Among other key metrics, we increased our intellectual capital by adding new revenue-generating professionals, some through acquisition and some as new hires, bringing our total headcount to approximately 1,400—more than 1,000 of whom are client-serving professionals. We have always recognized that our greatest treasure is our people; thus, our ability to consistently attract and retain some of the most respected practitioners in their fields is a testament to the platform we have built.

We are, indeed, thrilled with the caliber of talent we have gathered together in one company. Today, our treasury of intellectual capital is second to none including numerous PhDs, MBAs, CPAs, CIRAs, CFEs and former SEC professionals

FTI Business Segments and Key Services

Corporate Finance	Economic Consulting	Forensic and Litigation Consulting	Technology Services
Restructuring Performance Improvement Interim Management Creditor Advisory Transaction Advisory Investment Banking	Economic Testimony Business Economics Transfer Pricing Utility Regulatory & Financial	Forensic Accounting Investigations Corporate Governance Dispute Advisory Trial Services	Electronic Evidence Consulting Complex Data Analysis Application Service Provider and Documents Analytics Business Ringtail Software Development

Our utilization rate rose to 79 percent and our record of repeat and referral business approached 80 percent—metrics that underscore the value we bring to our clients and the relationship we share with them.

Powerful Trends Spur Business Segment Growth

Demand for our consulting services continued at a steady upward pace, aided by several long-term trends and important developments on the economic landscape. For instance, **the Sarbanes-Oxley legislation, which restricted the Big 4 accounting firms from providing additional consulting services to companies they audit, continued to contribute to our growth.** Not only has it leveled the playing field for us in assisting domestic and international clients to comply with more stringent governance and conflict-of-interest requirements, it has also created the environment in corporate America that has spawned spectacular heretofore unseen levels of litigation, investigation, enforcement and oversight.

At the same time, strong balance sheets, a vibrant economy, disintermediation in our energy markets as well as "cheap" or "easy" money have led to unprecedented levels of merger, acquisition and financing activity.

Corporate Finance: Broadening Our Suite of Corporate Lifecycle Capabilities

Our restructuring practice, the core of our Corporate Finance unit, again was ranked as the largest non-investment bank restructuring consultancy in the US, double the size of its nearest competitor. Following the mega-financing markets of the last 24 months, we began to see the impact of high leverage and

In 2005, FTI served on approximately 3,200 matters for **1,200** clients including:

97 of the top US law firms

9 of the 10 largest US bank holding companies

66 of the Fortune 100 corporations

a broad range of federal, state and local government agencies high energy prices towards the end of the year. This was true especially on a sector basis, as we secured many of the year's highest profile bankruptcy-related assignments, notably within the energy, aviation and automotive industries.

In addition, over the past two years, Corporate Finance has evolved into a highly specialized business unit with an extensive arsenal of skills to solve unique issues that clients face across the full spectrum of a company's lifecycle. Through our FTI Capital Advisors investment bank, our FTI Palladium Partners interim management services, our Transaction Advisory services, our Creditor Rights services and our numerous vertical and domain specializations, we can assist a company from its early-stage capital-raising to its business development and through such special situations as recapitalization, turnaround, bankruptcy, merger or acquisition.

With the increasing flow of capital—and corporate control—into the hands of alternative investment vehicles such as private equity groups, hedge funds and distressed debt investors, we have consistently widened our circle of corporate-finance relationships. This, too, helped fuel our growth in 2005.



Dominic DiNapoli
Executive Vice President and



Jack B. Dunn, IV
President and



Dennis J. Shaughnessy
Chairman

Building industry expertise has long been our mandate at FTI, and during the year we acquired **Cambio Health Solutions,** a leading provider of change management solutions for hospitals and health systems. Cambio's non-profit sector expertise was an excellent complement to our existing healthcare practice, which had historically focused on the commercial sector. This dramatically broadened our footprint within the healthcare space.

We significantly advanced our interim management practice through the addition of new senior managing directors. In London, we established FTI Palladium Partners UK, to provide management skills for distressed international companies and serve as a launching point for further expansion into Europe, an area of great promise and growing appreciation for American-style turnaround techniques.

Looking ahead, we believe the restructuring market will improve. The rapid climb in energy costs threatens to exert significant pressure on high-use businesses, and the rising-interest-rate environment may prove inhospitable to some of the less-profitable companies that participated in the large number of high-yield financings issued during recent years. In the interim, however, during one of the most difficult restructuring markets in memory, the growth, diversification and profitability of this segment emphasize our philosophy to anticipate markets, not wait for them.

Forensic/Litigation/Technology Consulting: Responding to Growing Demand

FTI Forensic/Litigation/Technology Consulting continued to benefit from the steady need of corporations and major law firms for the insight and analysis to assist them in disputes and investigations. Our forensic accountants are recognized leaders in the analysis and interpretation of financial and accounting information. Our ability to offer complete end-to-end litigation advisory services is a key differentiator. In many cases, we are one of a few firms with the critical mass to do the job. In others, we are the firm without a conflict of interest. In all cases, because of our specialized knowledge and experience in such areas as SEC work, insurance regulation and life sciences, we are the best firm to do the job.

In 2005, we were deeply engaged in helping to determine the outcome of some of the largest insurance investigations, mutual fund market-timing cases, financial services investigations and healthcare matters, both here and abroad, as well as intellectual property and patent disputes. As the number of civil litigation filings increases, with more cases going to trial involving juries and as the need for specializations such as e-discovery grows, FTI is well positioned to grow alongside.

Technology has become a pervasive feature of everything we do at FTI, and there is ample room for continued growth of this consulting segment. We are particularly enthusiastic about the prospects for our technology services, including electronic evidence consulting and document and information management. This was a standout area during the year and an important focus of our investment for the future.

Early in the year, we acquired Ringtail Solutions Group, providing state-of-the-art software products for the management of information and workflow in complex legal cases. For years, FTI had been Ringtail's preferred North American application service provider, and this acquisition culminated our close working relationship. But it did more than that—it assured us of the continued availability of a key product offering and enabled us to strengthen our client relationships, while Ringtail's licensing and



Evolving Business Model to Include Recurring Revenue Streams
Number of Revenue Generating Professionals x Utilization Rates x Average Hourly Billing Rates
Revenue generating professionals increased from approximately 200 in 1999 to more than 1,000 today. Total headcount more than 1,400.
Utilization percentage = billable hours of full-time professionals/available hours
Utilization rates approximately 79% for 12 months ended December 31, 2005
Technology
Complementary scalable businesses—ASP services, hosting, general technology consulting
Key growth driver
Success Fees
Growth in fixed-fee assignments and success fees

usage fees will provide FTI with an ongoing revenue stream. This fee-based revenue has helped to further diversify our business model, providing a steady and significant source of income in addition to our billable hours. In June, we introduced Ringtail Legal 2005™, a next-generation product with significant new features and architectural enhancements, and it has already gained an enthusiastic user base.

We envision a burgeoning need for organizations of all types to manage all aspects of their electronic information, and not only for litigation-related purposes. We believe they will turn to firms like ours to help them archive and access the many electronic documents they generate or receive. As a result, in February 2006 we announced the separation of our technology business as a standalone unit within FTI. *We anticipate it will grow to more than $100 million in revenues within* the next two-to-three years.

Elsewhere within our Forensic and Litigation Consulting, we announced a number of smaller acquisitions. One of these was the acquisition of an intellectual property practice in San Francisco. IP represents one of the fastest-growing areas of dispute, due to the increasing number of annual patents granted and resultant patent litigations.

Economic Consulting: Assisting Companies through Change and Opportunity

An exceptional year in Economic Consulting was capped by the acquisition of Competition Policy Associates, or COMPASS, in January 2006. Consistently rated among the world's top competition economics consulting firms, COMPASS provides economic analysis in the context of antitrust disputes, mergers and acquisitions, regulatory and policy debates, and general commercial litigation. It is a worthy sister firm to our world-renowned Lexecon consulting unit and our highly specialized Network Industries Strategies group. FTI is now home to three of the top competition policy economists in the world—a team anyone would like to have on their side.

During the year, a huge up-tick in M&A activity, highlighted by mega-mergers in the telecommunications industry, along with significant antitrust and regulatory activity, made 2005 a stellar period for our Economic Consulting segment. These practices, led by nationally recognized economists, provide law firms, corporations and government clients with the analysis they require of complex economic issues. Our practitioners regularly appear at hearings and trials as expert witnesses and serve as knowledgeable authorities in policy and regulatory debates.

Strategic Highlights

Increased Intellectual Capital Knowledgeable professionals are the lifeblood of FTI. In 2005, we made a significant financial commitment to attract world-class thought leaders, and to retain and incentivize senior and junior professionals. We now have more than 1,000 client-serving professionals. Among them: 55 PhDs, 157 MBAs, 40 CIRAs, 44 CFEs, 31 JDs and 192 CPAs.

Strategic Acquisitions Major acquisitions included Ringtail Solutions, a provider of popular litigation support technologies, and Cambio Health Solutions, a leader in management services for hospitals and other medical providers. In January 2006 we acquired Competition Policy Associates, or COMPASS, a world-renowned economic consulting firm. We also acquired smaller firms including an intellectual property consultancy located in San Francisco, and the principals, trademarks and intellectual property rights of litigation services provider iPrevail.

Geographic Expansion The creation of Palladium Partners UK established a London base for our interim management practice and the capability of expanding into Europe. The Ringtail acquisition gave us a presence in Australia and expanded our presence in the UK, while increased relationships with multinationals and new acquisitions such as COMPASS furthered our reach into Europe and the Asia Pacific region.

Cross-Utilization and Leveraging Relationships Our separate yet coordinated practice areas enabled FTI to enhance revenues and capture new assignments by cross-utilizing expertise throughout the organization and by leveraging our collective relationships. In 2005, we launched Industry Solutions, multidisciplinary verticals tailored specifically to the Energy, Communications and Media, and Healthcare industries. We also used this model to create a Katrina Disaster Assistance unit to serve hard-hit businesses along the Gulf Coast.

Focus on Technology Robust demand for our technology products and consulting services made this a chief focus of investment for FTI. Along with the Ringtail acquisition, we are expanding our repository services and our 24/7 data center in Annapolis, MD. In January 2006 we announced the separation of FTI Technology into a separate operating segment, in anticipation of continued rapid growth.

Complementing our traditional work in contested and adversarial situations, during the year we launched our Corporate Economic Consulting group, a new offering with a very different directive: to use applied economics to provide corporate clients with strategic consulting on targeted problems and to assess specific top-line growth and value-creation opportunities. To bolster this new effort, we acquired Helios Consulting Group. Its concentration is on providing global companies with practical strategies to drive revenue and profitability growth by applying sophisticated analytics and high-level marketing knowledge to complex business problems. We envision significant potential synergies between our new Corporate Economic Consulting services and our other offerings, especially within our Corporate Finance segment.

Serving the Client through Leveraged Intellectual Capital

At FTI, we have differentiated our company by the breadth of our expertise and the deep industry knowledge we have amassed. **One of our key strategies has been to leverage the talent available throughout our Company, as a way to increase the full range of services** we can bring to bear on our clients' behalf and to capture additional assignments for FTI. In the first quarter of 2005, we formalized this process and created FTI Industry Solutions. Our initial focus was on three key industries that account for a major slice of GNP: Energy, Communications and Media, and Healthcare. Each of these multidisciplinary industry verticals is comprised of experts drawn from a cross-section of our practice areas. In addition to working with clients, our professionals meet together regularly to explore ways to expand our opportunities. We have already generated several new assignments as a result of the Industry Solutions initiative.

Our Energy group—which encompasses all aspects of the trillion-dollar energy industry, including electric power, natural gas, chemicals and petrochemicals—is providing critical assistance to clients as they confront pressing issues raised by record energy prices, high market volatility, declining traditional growth prospects, global climate change and national security concerns. Our Communications and Media group professionals focus 100 percent of their time solely on that industry, and have vast experience in US, European, Latin American and Asian communications and media. In Healthcare, the Cambio acquisition enabled us to offer an integrated solution for all facets of the healthcare industry, giving us expertise on the provider side—such as hospitals, nursing homes and ambulatory services, especially in distressed situations—augmenting our legacy FTI services on the corporate side. In coming years, we anticipate that our operational and analytical strengths will be in high demand as government agencies, private employers and health insurers alike put significant pressure on healthcare providers in order to rein in costs.

Hurricane Katrina unfortunately brought tremendous disruption to many Gulf Coast businesses, but we were pleased that through our Industry Solutions model we designed comprehensive programs to provide assistance to disaster-stricken companies. Our Katrina Disaster Assistance unit is helping clients with the challenges that follow such devastating events, including recovery planning, electronic recovery and preservation, calculating property damage, managing insurance claims, determining loss valuation, and assisting businesses to obtain government contracts for their rebuilding efforts. Our similar work assisting businesses following the tragic events of 9/11 has given us the insight and experience to provide our Katrina-affected clients with hope and a plan.

Improving Our Structure and Our Infrastructure

Among our other corporate achievements, we completed the successful offering of $350 million of senior and convertible notes. This enabled us to repay $142 million of existing debt, repurchase $125 million of common stock and improve our liquidity and cash flow to take advantage of growth opportunities. **This effort gave us a more effective capital structure and will allow us to optimize the use of our healthy balance sheet.**

In turn, we will use these resources to acquire additional top-flight people and practices and to produce shareholder returns. The current trend towards consolidation in the consulting industry will undoubtedly continue. As smaller practices recognize the value of affiliating with companies that possess more comprehensive capabilities, we are confident that premier firms will be drawn to our quality reputation, our network of valuable relationships, the superlative nature of our assignments and our growing multinational reach.

At year-end, we moved our executive office to Baltimore, MD. This was done to accommodate the rapid growth of our technology services group in Annapolis and the build-out of our 24/7 data center.

We were pleased to promote Barry Kaufman to head our newly created Technology practice, and appointed John MacColl to fill his position as executive vice president and chief risk officer. In our pursuit to obtain superior talent through hiring and acquisition, we welcomed David Bannister to be senior vice president, business development, and Sara Lacombe as senior vice president in charge of human resources. We also added Matthew F. McHugh, formerly a nine-term United States Congressman and a senior advisor to The World Bank, to our Board of Directors. These moves underscore our relentless commitment to the highest standards of corporate governance.

Finally, we would like to thank each of our 1,400 employees for their tremendous contributions towards making FTI such a bright star in the consulting industry. Eight years ago, we set forth a plan to build a world-class professional services firm. Together, and in a relatively short time, we have created something momentous and amazing.

We are dedicated to continuing to assemble the world's most impressive base of intellectual talent. We are also committed to inspiring and incentivizing our younger professionals, and providing them with exciting career paths. We look forward to their development as prominent thought leaders and business people who will help us to achieve our goal of being the world's leading firm that organizations rely on when confronting business issues that shape their future. That goal, now crystallized as a measure—to be a highly profitable, international, billion-dollar company by 2009—is within reach.

Yours truly,



Jack B. Dunn, IV
President and Chief Executive Officer



Dennis J. Shaughnessy
Chairman of the Board



Financial Table of Contents

The selected financial data presented below for the periods or dates indicated are derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 were audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the data below in conjunction with our consolidated financial statements, related notes and other financial information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report.

Acquisitions

Our results of operations and financial position were impacted by our acquisition activities. We acquired the following businesses in transactions accounted for as purchase business combinations.

- As of May 31, 2005, we acquired Cambio.
- As of February 28, 2005, we acquired the Ringtail group.
- As of November 28, 2003, we acquired Lexecon, Inc.
- As of October 31, 2003, we acquired the dispute advisory services business of KPMG LLP.
- As of October 15, 2003, we acquired Ten Eyck Associates.
- As of August 30, 2002, we acquired the U.S. Business Recovery Services division of PricewaterhouseCoopers, LLP.

Revenues

In December 2005, we received a $22.5 million success fee in connection with the resolution of a legal case involving a bankrupt estate for which we served as fiduciary for several years. We used about $13 million of the proceeds to compensate professionals in the corporate finance/restructuring practice who participated in the assignment and to provide incentive compensation for other employees. This amount was recorded as accrued compensation in our consolidated balance sheet as of December 31, 2005.

Selling, General and Administrative Expense

Selling, general and administrative expense includes losses on subleased facilities of $4.7 million for the year ended December 31, 2004 and $0.9 million for the year ended December 31, 2005.

Amortization

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under statement No. 142, we no longer amortize goodwill and intangible assets with indefinite useful lives, but we are required to test these assets for impairment at least annually.

Interest Expense, Net

For the year ended December 31, 2004, interest expense, net includes a $475,000 discount on a note receivable due from the purchaser of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010.

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other changes, Statement No. 145 rescinds Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and classified as an extraordinary item, net of the related tax effect. Statement No. 145 provides that gains and losses from extinguishments of debt should be classified as extraordinary items only if they are unusual or infrequent or they otherwise meet the criteria for classification as an extraordinary item, and observes that debt extinguishment transactions would seldom, if ever, result in extraordinary item classification of the resulting gains and losses. Accordingly, our losses on retirement of debt of $0.8 million for the year ended December 31, 2003 and $1.7 million for the year ended December 31, 2005 are included in interest expense.

Discontinued Operations

In 2002, we committed to a plan to sell our applied sciences practice which we sold in 2003. Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we have presented the results of the applied sciences practice's operations as a discontinued operation for all periods prior to the sale.

Year Ended December 31,	**2005**	2004	2003	2002	2001
(in thousands, except per share data)					
Income Statement Data					
Revenues	**$539,545**	$427,005	$375,695	$224,113	$122,317
Direct cost of revenues	**291,592**	234,970	176,429	108,104	59,074
Selling, general and administrative expense	**127,727**	106,730	78,701	51,647	33,085
Special termination charges	**—**	—	3,060	—	—
Amortization of other intangible assets	**6,534**	6,836	3,680	1,033	4,235
Operating income	**113,692**	78,469	113,825	63,329	25,923
Interest and other expenses, net	**(14,876)**	(6,086)	(4,196)	(4,717)	(4,356)
Litigation settlement (losses) gains, net	**(1,629)**	1,672	—	—	—
Income from continuing operations, before income tax provision	**97,187**	74,055	109,629	58,612	21,567
Income tax provision	**40,819**	31,177	44,838	23,704	8,621
Income from continuing operations	**56,368**	42,878	64,791	34,908	12,946
Income from operations of discontinued operations, net of income tax provision (benefit)	**—**	—	1,649	3,145	3,523
Loss from sale of discontinued operations, net of income tax provision (benefit)	**—**	—	(6,971)	(891)	—
(Loss) income from discontinued operations	**—**	—	(5,322)	2,254	3,523
Net income	**$ 56,368**	$ 42,878	$ 59,469	$ 37,162	$ 16,469
Earnings per common share – basic					
Income from continuing operations	**$ 1.38**	$ 1.02	$ 1.58	$ 1.09	$ 0.48
Net income	**$ 1.38**	$ 1.02	$ 1.45	$ 1.16	$ 0.61
Earnings per common share – diluted					
Income from continuing operations	**$ 1.35**	$ 1.01	$ 1.54	$ 1.02	$ 0.44
Net income	**$ 1.35**	$ 1.01	$ 1.41	$ 1.09	$ 0.56
Weighted average number of common shares outstanding					
Basic	**40,947**	42,099	40,925	32,031	26,762
Diluted	**41,787**	42,512	42,046	34,197	29,447
Balance Sheet Data					
Cash and cash equivalents	**$153,383**	$ 25,704	$ 5,765	$ 9,906	$ 12,856
Working capital	**193,208**	60,241	14,933	13,778	28,766
Total assets	**959,461**	703,827	660,565	430,531	159,098
Long-term debt, including fair value hedge adjustment of $1,569 – 2005	**348,431**	105,000	121,250	97,833	28,166
Stockholders' equity	**454,269**	496,154	455,156	267,975	105,136

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our consolidated financial condition, results of operations, liquidity and capital resources for each of the three years in the period ended December 31, 2005 and significant factors that could affect our prospective financial condition and results of operations. You should read this discussion together with our consolidated financial statements and notes included elsewhere in this report. Historical results and any discussion of prospective results may not indicate our future performance. This section contains certain "forward-looking statements" within the meaning of federal securities laws that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements. See "—Forward-Looking Statements" included in this section.

Overview

General: We are a leading provider of problem-solving consulting and technology services to major corporations, financial institutions and law firms. Through our forensic/litigation/technology practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data. Our repository services offer clients a secure extranet and web-hosting service for critical information. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice assists underperforming companies as they make decisions to improve their financial condition and operations. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term viability, transaction advisory and business strategy consulting. We lead and manage the financial aspects of in-court restructuring processes by offering services that include an assessment of the impact of a bankruptcy filing on the client's financial condition and operations. We also assist our clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing.

Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our services include providing advice and testimony related to:

- antitrust and competition issues that arise in the context of potential mergers and acquisitions;
- other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;
- the application of modern finance theory to issues arising in securities litigation; and
- public policy studies on behalf of companies, trade associations and governmental agencies.

Our statistical and economic experts help companies evaluate issues such as the economic impact of deregulation on a particular industry or the amount of commercial damages suffered by a business. We have deep industry experience in such areas as commercial and investment banking, telecommunications, energy, transportation, healthcare and pharmaceuticals. Our professionals have experience providing testimony in the following areas: fraud, damages, lost profits, valuation, accountant's liability and malpractice, contract disputes, patent infringement, price fixing, purchase price disputes, solvency and insolvency, fraudulent conveyance, preferences, disclosure statements, trademark and copyright infringement and the financial impact of government regulations.

Recent Events Affecting Our Operations: During the first quarter of 2004, we announced the unanticipated departure of a number of senior professionals in our corporate finance/restructuring practice. Some or all of those professionals have formed a company to compete with us. In addition, some of our clients with engagements on-going at that time transferred these engagements to those former employees and their company. These clients requested refunds of their retainer balances, which negatively impacted our cash flows during the early part of 2004.

In July 2004, we entered into a new lease agreement for office space in New York City. The lease expires in November 2021. In accordance with the lease terms, we received a cash inducement of $8.1 million in 2004 and an additional $3.3 million in 2005. We have classified the inducements as deferred rent within other liabilities in our consolidated balance sheet. We are amortizing the cash inducements over the life of the lease as a reduction to the cash rent expense. During the fourth quarter of 2004, we consolidated our New York City and Saddle Brook, New Jersey offices and relocated our employees into the new space. As a result of this decision, we vacated our leased office facilities prior to the lease termination dates. During the fourth quarter of 2004, we recorded a loss of $4.7 million related to the abandoned facilities. In August 2005, we entered into a 30-month sublease related to some space in our new office facility in New York City resulting in an additional loss of $0.9 million.

On February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a developer of litigation support and knowledge management technologies for law firms, Fortune 500 corporate legal departments, government agencies and courts. The assets we acquired include software products and technologies and intellectual property. Ringtail has developed a suite of integrated consisting of net cash of $19.2 million, transaction costs of $0.4 million and 784,109 restricted shares of our common stock valued at $15.0 million. We financed the cash portion of the purchase price with cash on hand and borrowings under our revolving line of credit. We may be required to pay the sellers additional annual consideration based upon post-acquisition revenues for each of the years from 2005 through 2007. The earnout consideration may be up to $2.5 million per year and may be paid in cash, shares of our common stock or a combination of both. Based on 2005 financial results, the first $2.5 million was earned and accrued at December 31, 2005. We granted the sellers contractual protection against a decline in the value of the purchase price and any earnout payment made in shares of our common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency. On February 28, 2006, we were not obligated to make any price protection payments related to the initial shares of common stock issued in connection with this transaction. Ringtail operates as part of our forensic/litigation/technology practice.

On April 19, 2005, we amended our senior secured credit facility to provide for $50.0 million in additional secured term loan financing. The entire additional $50.0 million term loan was fully drawn on April 19, 2005. A portion of the proceeds was used to pay amounts outstanding under our revolving line of credit with the remainder available for acquisitions or general corporate purposes.

On May 31, 2005, we acquired substantially all of the assets and assumed certain liabilities of Cambio Health Solutions, based in Nashville, Tennessee. Cambio is a leading provider of change management solutions for hospital and health systems. It provides strategic, operational and turnaround management consulting services to improve the operational efficiency and financial performance of its clients. Cambio's clients include academic medical centers, integrated delivery systems, stand-alone community hospitals, investor-owned hospitals and special medical facilities. The total acquisition cost was $42.8 million, consisting of net cash of $29.7 million, transaction costs of $0.9 million and 555,660 restricted shares of our common stock valued at about $12.2 million. Cambio operates as part of our corporate finance/restructuring practice. We granted the sellers of Cambio contractual protection against a decline in the value of the common stock we issued as consideration for the acquisition. Upon the lapse of restrictions on the common stock, if the market price of our common stock is below $22.33, we have agreed to make an additional cash payment to the sellers equal to the deficiency. Any contingent consideration payable in the future will be applied to goodwill.

On August 2, 2005, we completed the issuance and sale of $200.0 million in principal amount of 7 5/8% senior notes due 2013 and $150.0 million in principal amount of 3 3/4% convertible senior subordinated notes due July 15, 2012. See note 7 to the consolidated financial statements for a more detailed description of the notes. We generated net proceeds of $338 million after deducting fees and expenses and the initial purchasers' discounts. We used $142.5 million of the net proceeds to repay all outstanding term loan indebtedness under our senior secured credit facility and $125.4 million of the net proceeds to repurchase shares of our common stock through a combination of direct share repurchases, an accelerated stock buyback program and open market purchases. In connection with the offerings of senior notes and convertible notes, we amended adjust our financial covenants and effect certain other changes. Our senior secured credit facility, as amended on August 2, 2005, provides for a $100.0 million revolving loan.

In December 2005, we received a $22.5 million success fee in connection with the resolution of a legal case involving a bankrupt estate for which we served as fiduciary for several years. We used about $13 million of the proceeds to compensate professionals in the corporate finance/restructuring practice who participated in the assignment and to provide incentive compensation for other employees. This amount was recorded as accrued compensation in our consolidated balance sheet as of December 31, 2005.

Transactions and Developments after December 31, 2005: On January 6, 2006, we completed our acquisition of Competition Policy Associates, Inc., or Compass. The initial acquisition cost was about $73.9 million consisting of $48.2 million in cash and 932,599 restricted shares of common stock valued at $25.7 million. We financed the cash portion of the purchase price from cash on hand. The purchase agreement provides for (A) post-closing purchase price adjustments based on actual adjusted earnings before interest and taxes, or EBIT, as of December 31, 2005 and (B) post-closing cash adjustment payments based on actual working capital as of December 31, 2005. For each fiscal year ending between December 31, 2006 and December 31, 2013, the purchase agreement provides for:

- additional consideration based on EBIT of the business unit;
- the set aside of a percentage of EBIT of the business unit for each fiscal year to be used as incentive compensation to employees of and consultants to the business; and
- conditional contractual protection against a decline in the value of the shares of our common stock issued as purchase price below the issuance price of $27.61.

Compass is a top competition economics consulting firm, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim.

Financial and Operating Overview: We derive substantially all of our revenues from providing professional services to our clients in the United States. Over the past several years the growth in our revenues and profitability has resulted primarily from the acquisitions we have completed and also from our ability to attract new and recurring engagements.

Most of our services are rendered under time-and-expense arrangements that require the client to pay us a fee for the hours that we incur at agreed-upon rates. Under this arrangement we also bill our clients for reimbursable expenses which may include the cost of producing our work products and other direct expenses that we incur on behalf of the client, such as travel costs and materials that we purchase to produce presentations for courtroom proceedings. We also have performance-based engagements in which we earn a success fee when and if certain predefined outcomes occur. This type of success fee may supplement a time-and-expense or fixed-fee arrangement. Success fee revenues may cause significant variations in our revenues and operating results due to the timing of achieving the performance-based criteria.

During the year ended December 31, 2005, our revenues increased $112.5 million, or 26.4%, as compared to the year operating segments for the year ended December 31, 2005 as compared to 2004. This growth is primarily attributable to an increase in the number of billable professionals we employ, improvements in the general economic conditions under which we operate and the acquisitions of Ringtail and Cambio completed during 2005. In addition, during December 2005 we received a $22.5 million success fee which contributed to the increase.

During the year ended December 31, 2004, our revenues increased $51.3 million, or 13.7%, as compared to the year ended December 31, 2003. Revenues increased by 73.3% in our forensic/litigation/technology practice and by 397.5% in our economic consulting practice. This growth was almost entirely due to the acquisitions we completed during the fourth quarter of 2003 and to a lesser extent from internal growth. Although total revenues increased, the reduced volume of new business in the restructuring market and the unanticipated departure of a number of billable professional staff in our corporate finance/restructuring practice resulted in a 36.4% decrease in revenues from those services during 2004 as compared to 2003. See "—Results of Operations" for a more detailed discussion and analysis of our financial results.

Our financial results are primarily driven by:

- the utilization rates of the billable professionals we employ;
- the number of revenue-generating professionals we employ;
- the rates per hour we charge our clients for service;
- the number and size of engagements we secure; and
- demand for our software products.

Utilization Rates of Billable Professionals: We calculate the utilization rate for our professional staff by dividing the number of hours that all of our professionals worked on client assignments during a period by the total available working hours for all of our professionals, assuming a 40-hour work week and a 52-week year. Available working hours include vacation and professional training days, but exclude holidays.

Year Ended December 31,	**2005**	2004	2003
Forensic/Litigation/Technology	**76%**	74%	70%
Corporate Finance/Restructuring	**82%**	82%	91%
Economic Consulting	**82%**	78%	82%
Total Company	**79%**	77%	83%

Utilization of our professionals is affected by a number of factors, including:

- the number, size and timing of client engagements;
- the hiring of new professionals, which generally results in a temporary drop in our utilization rate during the transition period for new hires;
- our ability to forecast demand for our services and thereby maintain an appropriate level of professionals; and
- conditions affecting the industries in which we practice as well as general economic conditions.

During the year ended December 31, 2005, our overall utilization rate increased as compared to 2004 which is primarily attributable to the increased utilization of professionals in our forensic/litigation/technology and economic consulting practices. The increased utilization rate in our economic consulting practice is primarily attributable to larger client assignments in 2005 as compared to 2004 and to more robust market conditions.

The increased utilization rate in our forensic/litigation/technology practice for the year ended December 31, 2005 as compared to 2004 is primarily attributable to more robust market conditions in 2005 and also due to the dispute advisory services business of KPMG that we acquired in the fourth quarter of 2003. The overall utilization rate of these professionals was low during 2004 after completion of the acquisition. This had a negative impact on the overall utilization rate for this practice during 2004. Our utilization rate is highly impacted by seasonal factors such as the vacation of our staff as well as client personnel. As a result, utilization rates are lower during the summer months of the third quarter than we experience during the first half of the year.

During the year ended December 31, 2004, we experienced a decrease in our overall utilization rate as compared to the year ended December 31, 2003. This is primarily attributable to a change in economic conditions, the unanticipated departures of some of our professionals and the acquisitions we completed in 2003.

During the first half of 2003, utilization rates were high and our financial performance was strong across all practice areas. However, during the third quarter of 2003, demand for our corporate finance/restructuring services began to decline, primarily resulting from a strengthening economy coupled with a decline in the volume of new business in the restructuring market. As a result of economic conditions, utilization rates decreased in our corporate finance/restructuring practice during 2003. The unanticipated departures of professionals from this practice area during the first quarter of 2004 resulted in a further reduction to utilization rates beginning in 2004, since these professionals were highly utilized. Beginning in late 2003, we began to mitigate the impact of declining utilization rates by reassigning our corporate finance/restructuring professionals to other practice areas where demand was higher. We also began to more closely manage our professional staffing levels to optimize our utilization rates. We believe we successfully implemented our business strategy as evidenced by the stabilization of the utilization rates generated by this practice area.

During the year ended December 31, 2004, the utilization rate in our forensic/litigation/technology practice was higher than for the same period of 2003. This is primarily attributable to the dispute advisory services business of KPMG that we acquired in the fourth quarter of 2003. The overall utilization rate of these professionals was much lower than we anticipated for the first few months after completion of the acquisition. This had a negative impact on the overall utilization rate of this practice late in 2003 and early in 2004. However, utilization rates improved beginning late in the first quarter of 2004, resulting in a higher utilization rate in 2004 as compared to 2003.

The utilization rate for economic consulting practice in 2004 predominately reflects the results of the Lexecon business we acquired in the fourth quarter of 2003. Prior to the Lexecon acquisition, our economic consulting practice was relatively small and the utilization rates in 2003 primarily reflect the impact of several large engagements that were ongoing at that time.

Number of Revenue-Generating Professionals: Revenue-generating professionals include both billable employees that generate revenues based on hourly billing rates and other revenue-generating employees who support our customers or develop software products.

	December 31, 2005		December 31, 2004		December 31, 2003	
	Headcount	**% of Total**	Headcount	% of Total	Headcount	% of Total
Forensic/Litigation/Technology	**485**	**48.3%**	357	47.9%	343	41.5%
Corporate Finance/Restructuring	**336**	**33.4%**	243	32.6%	305	36.9%
Economic Consulting	**184**	**18.3%**	145	19.5%	179	21.6%
Total Company	**1,005**	**100.0%**	745	100.0%	827	100.0%

The number of revenue-generating employees in the forensic/litigation/technology practice increased from December 31, 2004 to December 31, 2005 due to increased demand for services as well as the acquisition of Ringtail on February 28, 2005. This acquisition added 23 revenue-generating professionals to the forensic/litigation/technology practice. These professionals primarily develop software products. The number of billable professionals in the corporate finance/restructuring practice increased during 2005. In addition, the acquisition of Cambio on May 31, 2005 added 56 revenue-generating professionals to the corporate finance/restructuring practice. During 2005, the number of billable professionals in the economic consulting practice increased in response to increased demand for economic consulting services resulting from improving market conditions.

The number of revenue-generating employees decreased from December 31, 2003 to December 31, 2004 largely due to the decrease in demand for our corporate finance/restructuring services. In addition, during the first quarter of 2004, about 60 professionals departed from our corporate finance/restructuring practice. During the first quarter of 2004, about 35 employees were reorganized from the economic consulting practice to the forensic/litigation/technology practice, resulting in a decrease in the headcount in the practice area.

Average Billable Rate per Hour: We calculate average billable rate per hour by dividing employee revenues for the period; excluding:

- revenues generated from utilizing outside consultants,
- revenues not associated with billable hours,
- revenues resulting from reimbursable expenses, and
- any large success fees not substantially attributable to billable hours generated by our professionals, such as the $22.5 million success fee we received in December 2005;

by the number of hours worked on client assignments during the same period.

Year Ended December 31,	**2005**	2004	2003
Forensic/Litigation/Technology	**$275**	$287	$270
Corporate Finance/Restructuring	**396**	407	393
Economic Consulting	**368**	366	270
Total Company	**332**	343	347

Average billable rates are affected by a number of factors, including:

- the relative mix of our billable professionals (utilization and number of billable professionals at varying levels of billing rates);
- our standard billing rates, which we have increased across all practices;
- our clients' perception of our ability to add value through the
- the market demand for our services;
- introduction of new services by our competitors;
- the pricing policies of our competitors;
- the mix of services that we provide;
- the level of revenue realization adjustments made during the period, including adjustments for potential or court ordered fee and expense adjustments; and
- general economic conditions.

Effective January 1, 2005, we modified our calculation of average billable rate per hour so that employee revenues include revenue realization adjustments and success fees earned in the normal course of business. Average billable rates per hour in the table above for 2003 and 2004 have been adjusted to conform to our current presentation.

Average billable rate per hour decreased in our forensic/litigation/technology practice for the year ended December 31, 2005 as compared to 2004 primarily due to an increase in the proportion of billable professionals at lower levels, resulting in lower billing rates relative to the prior year. Our corporate finance/restructuring practice implemented bill rate increases during the second quarter of 2004, during the third quarter of 2004 as a result of promotions and again during the first quarter of 2005. However, the average billable rate per hour decreased in this practice primarily due to the following:

- changes in staff mix consisting of:
  - a 169.3% increase from 2004 to 2005 in the number of billable hours at the lowest billing rate levels as compared to a 15.6% increase in the number of billable hours at the highest levels; and
  - an increase in utilization of the professionals at the lowest billing rate levels from 2004 compared to 2005 while utilization of the highest billing professionals decreased during the same period; and
- an increase in realization adjustments

Average billable rate per hour increased in our economic consulting practice primarily due to an increase in demand for these services and fee increases implemented in the first and third quarters of 2005 offset by higher utilization of professionals at lower billing rate levels.

Our average billable rate per hour increased across all practice areas for the year ended December 31, 2004 as compared to 2003. The improvement in average billable rates by practice area is the result of several factors, including:

- bill rate increases implemented throughout our corporate finance/restructuring practice during the second quarter of 2004, and as a result of promotions during the third quarter of 2004;

- a change in the mix of billable professionals in our corporate finance/restructuring practice, which resulted in an increasing percentage of our professional employees being billable at higher rates; and
- an increase in the billable rates in our economic practice attributable to the Lexecon acquisition.

Although average billable rates increased across all of our practice areas during 2004 as compared to 2003, the total company average billable rate decreased. This decrease is due to a larger percentage of our business being generated in 2004 by the forensic/litigation/technology practice which has lower billable rates than our corporate finance/restructuring practice. In 2003, our corporate finance/restructuring practice accounted for 68.0% of our consolidated revenues, while in 2004, our corporate finance/restructuring practice accounted for 38.1% of our consolidated revenues. At the same time, the percentage of consolidated revenues generated by our forensic/litigation/technology practice increased from 27.4% during 2003 to 41.8% during 2004.

Segment Profits: We evaluate the performance of our operating segments based on operating income before depreciation, amortization and corporate selling, general and administrative expenses. Segment profit consists of the revenues generated by that segment, less the direct costs of revenues and selling, general and administrative costs that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate costs include costs related to other centrally managed administrative costs. These administrative costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development functions, as well as costs related to overall corporate management.

Year Ended December 31,	**2005**		2004		2003	
(dollars in thousands)	**Segment Profits**	**% of Segment Revenues**	Segment Profits	% of Segment Revenues	Segment Profits	% of Segment Revenues
Forensic/Litigation/Technology	**$ 70,380**	**32.0%**	$ 50,556	28.3%	N/A	N/A
Corporate Finance/Restructuring	**70,809**	**33.6%**	50,714	31.2%	N/A	N/A
Economic Consulting	**24,254**	**22.4%**	19,333	22.5%	N/A	N/A
Corporate	**(33,857)**	**N/A**	(26,185)	N/A	$ (18,720)	N/A
Total	**$131,586**	**24.4%**	$ 94,418	22.1%	$123,537	32.9%

N/A—Not available

The increase in segment profits for the year ended December 31, 2005 as compared to 2004 was driven by several factors, including the following:

- a $19.8 million increase attributable to our forensic/litigation/technology practice. Included in this increase is $8.3 million attributable to the acquisition of Ringtail in February 2005. The remaining increase was due primarily to an increase in the number of billable professionals, coupled with an increase in utilization rates. This resulted in revenues growing at a faster pace than operating costs and thereby generating increased profitability.
- a $20.1 million increase attributable to our corporate finance/restructuring practice. Improved segment profits in this practice are primarily attributable to the $22.5 million success fee received in the fourth quarter of 2005, which contributed about $13 million to segment profits after providing for incentive compensation. The acquisition of Cambio contributed $3.6 million to the increase. Segment profits also increased due to an increase in the number of billable professionals and billable hours.
- a $4.9 million increase attributable to our economic consulting practice. This increase was due primarily to an increase in the number of billable professionals, and increased utilization of our professionals coupled with increasing average billable rates which results in increased profitability.
- offset by a $7.7 million increase in corporate overhead expenses, which is discussed in more detail below under "—Results of Operations—Selling, General and Administrative Expense."

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment for that year. Total segment profits decreased during 2004 as compared to the comparable period of 2003. This decrease was driven by several factors, including:

- the decrease in demand for our corporate finance/restructuring related services, which began late in the third quarter of 2003;
- the unanticipated departure during the first quarter of 2004 of a number of billable professionals from our corporate finance/restructuring practice who operated at high utilization rates;
- lower utilization rates generated by the businesses we acquired in late 2003 relative to our historical experience;
- lower gross profit margins generated by our recently acquired businesses, particularly Lexecon, an economic consulting business that operates in a competitive environment that typically generates lower gross margins than those experienced by our forensic/litigation/technology and our corporate finance/restructuring practices;
- the increased investment in practice-area expansion, including sign-on and direct compensation for several senior-level professionals;
- a $4.7 million loss on abandoned facilities recorded in our corporate segment during 2004 related to the relocation and consolidation of our New York City and our Saddle Brook, New Jersey offices; and
- an increase in corporate overhead expenses driven largely by increased staffing and consulting costs to support our growing organization, to address the requirements of the Sarbanes-Oxley Act of 2002 and to further strengthen our corporate governance activities.

During 2004, we addressed the decrease in demand for our

to other practice areas. Our efforts were successful in neutralizing the impact of decreased demand for our services. Any decrease in revenues without a corresponding reduction in our costs would harm our profitability.

Critical Accounting Policies

General: Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, goodwill, income taxes and contingencies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition: Our services are primarily rendered under arrangements that require the client to pay us on a time-and-expense basis. We recognize revenues for our professional services rendered under time-and-expense engagements based on the hours incurred at agreed upon rates as work is performed. We recognize revenues from reimbursable expenses in the period in which the expense is incurred. The basis for our policy is the fact that we normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured.

Revenues recognized but not yet billed to clients are recorded at net realizable value as unbilled receivables in the accompanying consolidated balance sheets. Billings in excess of services provided represent amounts billed to clients, such as retainers, in advance of work being performed.

Some clients pay us retainers before we begin any work for them. We hold retainers on deposit until we have completed the work. We apply these retainers to final billings and refund any excess over the final amounts billed to clients, as appropriate, upon our completion of the work. If the client is in bankruptcy, fees for our professional services may be subject to court approval. In some cases, a portion of the fees to be paid to us by a client is required by a court to be held until completion of our work. We make a determination whether to record all or a portion of such a holdback as revenues prior to collection on a case-by-case basis.

Allowance for Doubtful Accounts and Unbilled Services: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to pay our fees or for disputes that affect our ability to fully collect our billed accounts receivable, as well as potential fee reductions or refunds imposed by bankruptcy courts. Even if a bankruptcy court approves of our services, it has the discretion to require us to refund all or a portion of our fees due to the outcome of the case or a variety of other factors. We estimate the allowance for these risks by reviewing the status of all accounts and recording reserves based on our experiences in these cases and historical bad debt expense. However, our actual experience may vary significantly from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability or unwillingness to pay our fees, or a bankruptcy court requires us to refund certain fees, we may need to record additional allowances or write-offs in future periods. This risk is mitigated to the extent that we may receive retainers from some of our clients prior to performing significant services.

The provision for doubtful accounts and unbilled services is recorded as a reduction to revenues to the extent the provision relates to fee adjustments, estimates of refunds that may be imposed by bankruptcy courts and other discretionary pricing adjustments. To the extent the provision relates to a client's inability or unwillingness to make required payments, the provision is recorded as bad debt expense, which we classify within selling, general and administrative expense.

Goodwill and Other Intangible Assets: As of December 31, 2005, goodwill and other intangible assets represented 60.1% of our total assets. The majority of our goodwill and other intangible assets were generated from acquisitions we have completed since 2002. Other intangible assets include trade names, customer relationships, contract backlog, non-competition agreements, and software. We make at least annual assessments of impairment of our goodwill and intangible assets. In making these impairment assessments, we must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of our business that are associated with these assets. It is possible that these judgments may change over time as market conditions or our strategies change, and these changes may cause us to record impairment charges to adjust our goodwill and other intangible assets to their estimated implied fair value or net realizable value.

Income Taxes: Our income tax provision consists principally of federal and state income taxes. Our estimated combined federal and state income tax rate was 42% for the years ended December 31, 2005 and 2004. We generate income in a significant number of states located throughout the United States. Our effective income tax rate may fluctuate due to a change in the mix of earnings between higher and lower state tax jurisdictions and the impact of non-deductible expenses. Additionally, we record deferred tax assets and liabilities using the liability method of accounting, which requires us to measure these assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We have not recorded any significant valuation allowances on our deferred tax assets as we believe the recorded amounts are more likely than not to be realized. If the assumptions used in preparing our income tax provision were to differ from those used in the preparation of our income tax return, we may experience a change in our effective income tax rate for the year.

Significant New Accounting Pronouncements

As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we generally do not recognize compensation cost related to employee stock options or shares issued under our employee stock purchase plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), "Share-Based Payment," which is a revision of Statement No. 123 and supersedes APB Opinion No. 25.

Statement No. 123(R) allows for two adoption methods:

- The modified prospective method which requires companies to recognize compensation cost beginning with the effective date of adoption based on (a) the requirements of Statement No. 123(R) for all share-based payments granted after the effective date of adoption and (b) the requirements of Statement No. 123 for all unvested awards granted to employees prior to the effective date of adoption; or
- The modified retrospective method which includes the requirements of the modified prospective method described above, but also requires restatement of prior period financial statements using amounts previously disclosed under the pro forma provisions of Statement 123.

Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement No. 123(R), pro forma disclosure will no longer be an alternative to financial statement recognition. We are required to and will adopt the provisions of Statement No. 123(R) in the first quarter of 2006. We intend to use the modified prospective method of adoption and continue to use the Black-Scholes option pricing model to value share-based payments, although we are continuing to review our alternatives for adoption under this new pronouncement. We plan to increase our use of share-based payments to compensate our employees during 2006 as compared to prior years. Therefore, the impact of adopting Statement No. 123(R) can not be predicted with certainty at this time because it will depend on levels of share-based payments granted in the future. Based solely on our unvested stock options at the implementation date, we expect the adoption to result in the recognition of additional compensation expense of about $5.4 million in 2006 which will dilute earnings per share by about $0.13. The actual impact will be greater than these amounts as they will include amounts related to additional equity awards granted during 2006. Due to the timing of our equity grants, the charge will not be spread evenly throughout the year. The adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan beginning in 2006. The adoption of Statement No. 123(R) is not expected to have a material impact on our overall financial position. Had we adopted Statement No. 123(R) in prior periods, we believe the impact of that standard would have approximated the impact of Statement No. 123 as described in note 2 to our consolidated financial statements under "Stock-Based Compensation."

Statement No. 123(R) also requires the benefit related to income tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting principles. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized in prior periods from such excess tax deductions as shown in our consolidated statements of cash flows were $3.5 million in 2005, $2.2 million in 2004 and $11.6 million in 2003.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections." This new standard replaces APB Opinion No. 20, "Accounting Changes" and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." Among other changes, Statement No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented based on the new accounting principle, unless it is impracticable to do so. Statement No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be treated as a restatement. The adoption of the provisions of Statement No. 154 on January 1, 2006 will not have a material impact on our financial position or results of operations.

Results of Operations

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Revenues:

	2005		2004		
(dollars in thousands)	**Revenues**	**% of Total**	Revenues	% of Total	Percent Change
Forensic/Litigation/Technology	**$220,120**	**40.8%**	$178,650	41.8%	23.2%
Corporate Finance/Restructuring	**211,027**	**39.1%**	162,495	38.1%	29.9%
Economic Consulting	**108,398**	**20.1%**	85,860	20.1%	26.2%
Total Company	**$539,545**	**100.0%**	$427,005	100.0%	26.4%

Revenues for the year ended December 31, 2005 increased $112.5 million, or 26.4%, as compared to the year ended December 31, 2004. The increase in revenues is attributable to the following.

Forensic/Litigation/Technology Practice: Revenues increased by $41.5 million during 2005 as compared to 2004. The acquisition of the Ringtail group on February 28, 2005 contributed to the increased revenues by $11.5 million for the year ended December 31, 2005 as compared to 2004. Our existing technology practice also contributed to the increased revenues in this practice by $16.3 million for the year ended December 31, 2005 as compared to 2004. The remaining increase is attributable to an increase in the number of billable professionals and higher utilization rates.

Corporate Finance/Restructuring Practice: Revenues increased by $48.5 million during the year ended December 31, 2005 as compared to 2004 due to the following:

- a $22.5 million success fee received during the fourth quarter of 2005;
- a $16.8 million increase attributable to the acquisition of Cambio that occurred on May 31, 2005;
- a $15.0 million increase attributable to increases in the number of billable professionals as well as increases in hourly billing rates; and
- a $0.7 million increase attributable to our merger and acquisitions group; offset by
- a $6.5 million decrease related to the unanticipated departure of a number of billable professionals during the year ended December 31, 2004.

Economic Consulting Practice: Revenues increased by $22.5 million primarily due to increases in the number of billable professionals as well as increased utilization of our professionals relating to increased demand for economic consulting services resulting from more robust market conditions in 2005 as compared to 2004.

Direct Cost of Revenues:

	2005		2004		
(dollars in thousands)	**Cost of Revenues**	**% of Segment Revenues**	Cost of Revenues	% of Segment Revenues	Percent Change
Forensic/Litigation/Technology	**$112,503**	**51.1%**	$ 95,473	53.4%	17.8%
Corporate Finance/Restructuring	**109,617**	**51.9%**	84,877	52.2%	29.1%
Economic Consulting	**69,472**	**64.1%**	54,620	63.6%	27.2%
Total Company	**$291,592**	**54.0%**	$234,970	55.0%	24.1%

Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, including the amortization of signing bonuses given in the form of forgivable loans, the cost of outside consultants that we retain to supplement our professional staff, reimbursable expenses, including travel and out-of-pocket expenses incurred in connection with an engagement; depreciation on equipment used to support our client engagements and other related expenses billable to clients. Direct cost of revenues decreased as a percentage of revenues for the year ended December 31, 2005 as compared to 2004 for the forensic/litigation/technology practice. This is primarily due to higher utilization rates as well as the acquisition of Ringtail on February 28, 2005, which generates a high gross margin due to the nature of its software business as compared with the historical results of this operating segment. Direct cost of revenues decreased as a percentage of revenues in our corporate finance/restructuring practice primarily due to the net effect of the $22.5 million success fee received in 2005. Excluding the impact of the success fee, direct cost of revenues for the corporate finance/restructuring practice increased as a percentage of revenues to 53% primarily due to an increase in compensation expense as we continue to invest in high quality people, particularly at the senior management level, to respond to increasing demand for our services. Direct cost of revenues as a percentage of revenues in our economic consulting practice remained relatively stable at about 64% for the year ended December 31, 2005 as compared to 2004.

Selling, General and Administrative Expense:

	2005		2004		
(dollars in thousands)	**Selling, General & Administrative**	**% of Segment Revenues**	Selling, General & Administrative	% of Segment Revenues	Percent Change
Forensic/Litigation/Technology	**$ 41,637**	**18.9%**	$ 36,175	20.2%	15.1%
Corporate Finance/Restructuring	**32,248**	**15.3%**	28,512	17.5%	13.1%
Economic Consulting	**15,858**	**14.6%**	12,839	15.0%	23.5%
Corporate	**37,984**	**—**	29,204	—	30.1%
Total Company	**$127,727**	**23.7%**	$106,730	25.0%	19.7%

Selling, general and administrative expenses consist primarily of salaries and benefits paid to office and sales staff, rent, marketing, corporate overhead expenses, bad debt expense and depreciation and amortization of property and equipment. Segment selling, general and administrative costs include those expenses that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate selling, general and administrative costs include expenses related to other centrally managed administrative and marketing functions. These costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development and advertising functions, as well as costs related to overall corporate management. Selling, general and administrative expenses decreased as a percentage of revenues across all operating segments for the year ended December 31, 2005 as compared to 2004 except for corporate overhead costs which increased as a percentage of total revenues from 6.8% during 2004 to 7.0% during 2005.

Selling, general and administrative expenses related to our operating segments increased by $12.2 million for the year ended December 31, 2005 as compared to 2004. The increased expenses resulted from the following.

- **Forensic/Litigation/Technology Practice:** Selling, general and administrative expenses increased by $5.5 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $3.5 million increase in rent and facility related costs; a $1.0 million increase in recruiting expenses; a $1.3 million increase in payroll related and other expenses; offset by a $0.3 million decrease in bad debt expense.

- **Corporate Finance/Restructuring Practice:** Selling, general and administrative expenses increased by $3.7 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $1.7 million increase in rent and facility related costs; a $0.9 million increase in recruiting expenses; a $0.5 million increase in outside service and legal expenses; and a $1.7 million increase in payroll related and other expenses; offset by a $1.1 million decrease in bad debt expense.

- **Economic Consulting Practice:** Selling, general and administrative expenses increased by $3.0 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $1.0 million increase in rent and facility related costs; a $0.4 million increase in recruiting expenses; a $1.7 million increase in payroll related and other expenses; offset by a $0.1 million decrease in bad debt expense.

Rent expense increased in our forensic/litigation/technology and corporate finance/restructuring practices primarily due to the relocation of our New York City offices into a larger facility during the fourth quarter of 2004.

Our corporate selling, general and administrative expenses increased by $8.8 million for the year ended December 31, 2005 as compared to 2004. The increased expenses resulted from the following.

- a $6.5 million increase in salaries, bonuses and related employee expenses as a result of a $3.3 million increase in executive bonus expense and a 20.7% increase in the number of corporate employees necessary to support our growing organization and comply with increased regula-

- a $0.6 million increase in recruiting expense primarily to expand our executive management team to support a larger organization;

- a $3.1 million increase related to office rent and facility related costs, including a $1.1 million increase in depreciation and amortization expense, to support a growing corporate services organization;

- a $1.6 million increase in outside services, primarily due to increases in fees for audit, tax, legal and other consulting services;

- a $0.8 million increase in advertising and other costs necessary to support a larger organization; offset by

- a $3.8 million decrease in losses related to subleased facilities in our New York City facilities. See "Overview—Recent Events Affecting Our Operations."

Amortization of Other Intangible Assets: The amortization expense related to other intangible assets decreased by $0.3 million, or 4.4%, for the year ended December 31, 2005 as compared to 2004 resulting from a $4.4 million increase attributable to the acquisitions completed during 2005, offset by a decrease of $4.7 million as substantially all of the contract backlog, intellectual property and non-competition agreements associated with the acquisitions completed in 2002 and 2003 became fully amortized during 2004 and 2005.

Interest Expense and Other: During 2004 and through the second quarter of 2005, interest expense primarily consisted of interest on our term loans and revolving line of credit. Since August 2, 2005, interest expense is primarily attributable to the debt offerings we completed on that date. Interest expense increased by $8.7 million for the year ended December 31, 2005 as compared to 2004, primarily due to the debt offerings we completed during 2005.

Early Extinguishment of Term Loans: On August 2, 2005, we used $142.5 million of the net proceeds from our senior notes and convertible notes offerings to repay all outstanding term loan borrowings under our senior secured credit facility prior to maturity. As a result of this early extinguishment of debt, we wrote off $1.7 million of unamortized debt financing fees.

Discount on Note Receivable: In December 2004, we agreed to discount a note receivable due from the purchasers of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

Litigation Settlement (Losses) Gains, net: Litigation settlement losses for the year ended December 31, 2005 consists primarily of $0.7 million we paid in May 2005 to settle potential litigation in connection with a company we sold in 2003 as well as $0.9 million for employment related and other smaller settlements.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues:

	2004		2003		
(dollars in thousands)	Revenues	% of Total	Revenues	% of Total	Percent Change
Forensic/Litigation/Technology	$178,650	41.8%	$103,101	27.4%	73.3%
Corporate Finance/Restructuring	162,495	38.1%	255,336	68.0%	(36.4)%
Economic Consulting	85,860	20.1%	17,258	4.6%	397.5%
Total	$427,005	100.0%	$375,695	100.0%	13.7%

Revenues increased during the year ended December 31, 2004 as compared to the comparable period of 2003. This increase is primarily attributable to the acquisitions we completed during the fourth quarter of 2003 offset by the decrease in demand for our corporate finance/restructuring services, which began during the third quarter of 2003, as well as the unanticipated departure of professionals from this practice during the first quarter of 2004. The acquisitions of Ten Eyck and the dispute advisory services business from KPMG accounted for about $67.8 million of the $75.5 million increase in revenues from our forensic/litigation/technology group. The remainder of the increase in revenues from our forensic/litigation/technology group is primarily attributable to growth in our trial consulting business.

The acquisition of Lexecon accounted for substantially all of the increase in revenues related to our economic consulting practice.

Our corporate finance/restructuring practice accounted for 68.0% of our revenues during the year ended December 31, 2003 as compared to 38.1% during the year ended December 31, 2004. Late in the third quarter of 2003, we began to experience a decrease in demand for our corporate finance/restructuring related services, which negatively impacted our revenues from that segment. The departure of a number of our billable professionals in the corporate finance/restructuring practice during the first quarter of 2004 also contributed to the decrease in revenues from that segment. Because this practice generates the highest billable rate per hour, the decrease in revenues attributable to this segment has largely impacted our overall revenue growth. Revenues attributable to this practice stabilized beginning in the second quarter of 2004 after decreasing significantly from the fourth quarter of 2003 to the first quarter of 2004.

Direct Cost of Revenues:

	2004		2003		
(dollars in thousands)	Cost of Revenues	% of Segment Revenues	Cost of Revenues	% of Segment Revenues	Percent Change
Forensic/Litigation/Technology	$ 95,473	53.4%	$ 57,256	55.5%	66.7%
Corporate Finance/Restructuring	84,877	52.2%	108,826	42.5%	(22.0)%
Economic Consulting	54,620	63.6%	10,347	60.0%	427.9%
Total	$234,970	55.0%	$176,429	47.0%	33.2%

Direct cost of revenues increased as a percentage of revenues in both our corporate finance/restructuring and economic consulting segments primarily due to lower utilization rates experienced by those practices during the year ended December 31, 2004 as compared to the same period in 2003. This resulted from revenues growing at a slower pace than direct costs. In addition:

- The number of revenue-generating professionals in our corporate finance/restructuring practice decreased by 20.3%, from 305 to 243, resulting in a decrease in direct costs in that practice. The unanticipated departure of some of our professionals in this practice during the first quarter of 2004 accounts for the majority of the decrease. This contributed to the increase in direct costs as a percentage of revenues in that practice, primarily because these professionals generally operated at higher utilization rates and higher billable rates than our other professionals.
- The acquisition of Lexecon, which operates at a lower gross margin than our other operating segments, contributed to the increase in our economic consulting practice.
- During 2004, we paid $10.6 million in signing bonuses to attract and retain highly-skilled professionals. These signing bonuses were granted in the form of forgivable loans that we are amortizing over periods of one to five years. These signing bonuses increased direct costs during 2004 as compared to 2003 by $0.8 million in the forensic/litigation/technology, $1.4 million in the corporate finance/restructuring practice and $0.4 million in the economic practice.

Direct cost of revenues as a percentage of revenues for the forensic/litigation/technology practice decreased slightly during 2004 as compared to 2003. This is primarily due to an improvement in utilization rates which resulted in revenues growing at a faster pace than direct costs.

Selling, General and Administrative Expense:

	2004		2003		
(dollars in thousands)	Selling, General & Administrative	% of Segment Revenues	Selling, General & Administrative	% of Segment Revenues	Percent Change
Forensic/Litigation/Technology	$ 36,175	20.2%	N/A	N/A	N/A
Corporate Finance/Restructuring	28,512	17.5%	N/A	N/A	N/A
Economic Consulting	12,839	15.0%	N/A	N/A	N/A
Corporate	29,204	N/A	$17,632	N/A	39.1%
Total	$106,730	25.0%	$78,701	20.9%	29.7%

N/A–Not available

Selling, general and administrative expense increased as a percentage of our total revenues for the year ended December 31, 2004 as compared to the same period in 2003. This increase is largely attributable to increased personnel, facilities and general corporate expenses associated with the businesses we acquired in late 2003. The number of non-billable employees increased by 12.4%, from 258 at December 31, 2003 to 290 at December 31, 2004.

The increase in corporate overhead expenses is primarily related to increased back-office staffing and related costs to support our growing organization. In addition, corporate staffing and consulting costs have increased to address the requirements of the Sarbanes-Oxley Act of 2002 and to further strengthen our corporate governance activities. In particular, beginning in late 2003 we began expanding our internal legal and audit departments and enhanced our regulatory reporting functions.

Bad debt expense increased as a percentage of revenues from 1.4% for the year ended December 31, 2003 to 1.7% for the year ended December 31, 2004. This increase accounted for $2.0 million of the increase in our total selling, general and administrative expenses. The majority of this increase, or $1.6 million, is attributable to our acquired operations. The remaining increase is primarily attributable to our corporate finance/restructuring practice. The days sales outstanding related to our corporate finance/restructuring practice more than doubled, from just under 30 days to just under 60 days. As a result of the unanticipated departure of professionals during the first quarter of 2004, we returned a large volume of retainers to clients we lost. This resulted in an increase in days sales outstanding, as the remaining part of this practice does not generally obtain large retainers in advance of performing work.

Depreciation and amortization of property and equipment classified within total selling, general and administrative expense increased by $3.1 million or 51.1% from the year ended December 31, 2003 as compared to the same period in 2004. This increase is a result of the increase in the furniture and equipment and office build-out necessary to support a larger organization which grew as a result of the acquisitions we completed during the fourth quarter of 2003.

Loss on Abandoned Facilities: During the fourth quarter of 2004, we consolidated our New York City and one of our Saddle Brook, New Jersey offices and relocated our employees into new office facilities in New York City. As a result of this decision, we vacated our leased office facilities prior to the lease termination dates. During the fourth quarter of 2004, we recorded a loss of $4.7 million related to the abandoned facilities.

Special Termination Charges: During the fourth quarter of 2003 we recorded $3.1 million of special termination charges. These charges relate to contractual benefits payable to specified employees as a result of the termination of their employment.

Amortization of Other Intangible Assets: The amortization expense related to other intangible assets increased by $3.2 million, or 85.8%, for the year ended December 31, 2004 as compared to the same period in 2003. This increase is related to the identifiable intangible assets recorded in connection with the acquisitions we completed during the fourth quarter of 2003.

Interest Expense: Interest expense consists primarily of interest on debt we incurred to purchase businesses over the past several years, including the amortization of deferred bank financing fees. Interest expense increased by $1.8 million, or 38.5% for the year ended December 31, 2004 as compared to the same period in 2003. This increase is primarily attributable to higher average borrowings outstanding during 2004 as compared to 2003. Average borrowings increased in the fourth quarter of 2003 and remained at this higher level throughout 2004 as a result of the three business combinations completed in late 2003.

Early Extinguishment of Term Loans: During the year ended December 31, 2003, we wrote-off about $768,000 of deferred bank financing fees as a result of the early extinguishment of long-term debt.

Discount on Note Receivable: In December 2004, we agreed to discount a note receivable due from the owners of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010.

Litigation Settlement (Losses) Gains, Net: During the fourth quarter of 2004, we reached settlement on various lawsuits. As a result, we recorded a gain of $1.7 million, net of legal costs.

Income Taxes: Our effective tax rate for continuing operations was 42.1% during 2004 and 40.9% during 2003. Our effective tax rate increased over from 2003 to 2004 as a result of an increasing portion of our taxable income being generated in state and local jurisdictions with higher tax rates. See note 10 of Notes to Consolidated Financial Statements appearing elsewhere in this annual report for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities.

Liquidity and Capital Resources

Cash Flows:

Year Ended December 31,	**2005**	2004	2003
(dollars in thousands)			
Net cash provided by operating activities	**$ 99,379**	$ 58,443	$ 100,177
Net cash used in investing activities	**(64,858)**	(13,693)	(231,741)
Net cash provided by (used in) financing activities	**93,158**	(24,811)	127,423

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

We have historically financed our operations and capital expenditures solely through cash flows from operations. During the first quarter of our fiscal year, our working capital needs generally exceed our cash flows from operations due to the payments of annual incentive compensation amounts and estimated income taxes. As a result, we used borrowings under our revolving line of credit to finance some of our cash needs for operating activities and capital expenditures. We also used borrowings under our revolving line of credit during the first quarter to finance our acquisition of Ringtail and our share repurchase program, discussed in more detail below. Our cash flows from operations improved during 2004 and 2005 subsequent to the first quarter of each year.

Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, accounts payable and accrued expenses and accrued compensation expense. The timing of billings and collections of receivables as well as payments for compensation arrangements affect the changes in these balances. During 2005, our accounts receivable, net of billings in excess of services provided have increased across all practice areas since December 31, 2004. This is primarily due to increasing revenues. Our days sales outstanding have improved since December 31, 2004 due to our increased focus on collection activities. At December 31, 2005, trade receivables classified within other long-term assets include $11.2 million of fees for services rendered where payment will not be received until completion of the client engagement.

Net cash used in investing activities during the year ended December 31, 2005 increased $51.2 million as compared to the same period in 2004. This is primarily due to:

- the $27.4 million of net cash used to acquire Cambio, which represents the total cash paid for the acquisition of $30.6 million net of $3.2 million of cash received,
- the $19.6 million we used to fund the Ringtail acquisition, an increase in capital expenditures of $5.9 million to support our growing organization, offset by
- the $5.5 million we received as payment in full from a note receivable due from the purchasers of one of our former subsidiaries.

Capital expenditures increased from $11.9 million during 2004 to $17.8 million during 2005. Capital expenditures increased by a total of $5.9 million, including a $2.0 million increase due to purchases of computer equipment acquired to directly support client engagements and a $3.9 million increase in spending to relocate and expand our computer data center to support our growing organization and technology business, to modify and expand our office facilities and to acquire additional furniture and information technology equipment.

Our financing activities have consisted principally of borrowings and repayments under long-term debt arrangements as well as issuances of common stock. Our long-term debt arrangements have principally been obtained to provide financing for our business acquisitions or to refinance existing indebtedness. During the year ended December 31, 2004, our financing activities consisted principally of $16.3 million of principal payments on our term loans. During the year ended December 31, 2005, our financing activities consisted of $350.0 million of gross proceeds from our senior notes and convertible notes offerings and additional term loan borrowings of $50.0 million offset by $155.0 million used to fully repay our term loans and $13.1 million used to pay debt financing costs.

In October 2003, our board of directors authorized the purchase, from time to time, of up to $50.0 million of our common stock. During 2005, the authorized amount has been increased to a total of $187.5 million. Our share repurchase program is effective through December 31, 2006. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities. During the year ended December 31, 2004, we purchased and retired 657,300 shares of our common stock at a total cost of about $10.8 million. During the year ended December 31, 2005, we purchased and retired 6.1 million shares of our common stock at a total cost of about $148.1 million, of which we financed $125.3 million from the net proceeds of our convertible notes offering. Since inception of the program, we have purchased and retired a total of 7.0 million shares of our common stock for a total of $162.9 million leaving $24.6 million authorized for future purchases. In February 2006, our board of directors increased the amount of cash we are authorized to spend on the share repurchase program from $17.8 million available at that time to $50.0 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

During the early part of 2004, our operating income declined as compared to the same period of 2003. As a result we used borrowings under our revolving line of credit to finance some of our cash needs for operating activities and capital expenditures during 2004. We also used borrowings under our revolving line of credit to finance our share repurchase program. As of December 31, 2004, we fully repaid all borrowings under our revolving line of credit. During 2004, our working capital requirements were higher than we had historically experienced primarily due to:

- increased requirements during the first quarter of 2004 to fund the working capital needs of the dispute advisory services business of KPMG that we acquired in October 2003;
- increased quarterly incentive compensation payments attributable to the Lexecon business that we acquired in November 2003, as Lexecon has more frequent incentive compensation payments than our existing businesses;
- increased sign-on and retention compensation paid during 2004 to attract senior-level professionals and retain our strongest performers; and
- refunds of retainer balances associated with the loss of client engagements resulting from the departure of corporate finance/restructuring professionals.

Our billed and unbilled accounts receivable, net of billings in excess of services provided has increased primarily due to the following:

- **A decrease in retainers we collect from our clients prior to the performance of our service.** Historically, our corporate finance/restructuring practice has generated the largest amount of retainers from our clients prior to beginning any billable work. This practice area also generates the lowest days sales outstanding rate in our company. The professionals that left us during the first quarter of 2004 transferred some of our clients and engagements to their new company. As a result, we were required to refund a large amount of retainer balances. Accordingly, the average days sales outstanding in this practice area more than doubled, from just under 30 days to just under 60 days. The corporate finance/restructuring practice continues to have the shortest collection period in our company.
- **The acquisition of the dispute advisory services business of KPMG.** We did not acquire any accounts receivable when we acquired the dispute advisory services business of KPMG during the fourth quarter of 2003. This business also did not begin to generate a substantial amount of revenues until late in the first quarter of 2004. Accordingly, the net accounts receivable attributable to the forensic/litigation/technology practice has increased substantially more than our other practice areas during 2004 as compared to December 31, 2003.
- **The acquisition of Lexecon.** The average days sales outstanding for our economic practice is the highest in our company and is attributable to the acquisition of Lexecon which occurred late in the fourth quarter of 2003. Lexecon has been engaged to provide services for a client where payment of our fees is deferred until the conclusion of the matter. At December 31, 2004, billed and unbilled receivables for this business included $7.3 million of fees for services rendered where payment will not be received until completion of the matter. This specific account is the primary reason for days sales outstanding increasing in the economic consulting practice.

Net cash used in investing activities during the year ended December 31, 2004 decreased $218.0 million as compared to the same period in 2003, primarily due to $234.1 million of cash used during 2003 to fund our acquisition activities offset by $12.2 million of cash received during 2003 from the sale of our applied sciences practice.

Due to the acquisitions we completed during the fourth quarter of 2003, our average employee headcount during 2004 was about 20% higher than during 2003. Accordingly, capital expenditures increased from $10.6 million during 2003 to $11.9 million during 2004 to support a larger organization during 2004 as compared to during 2003. This increase is primarily due to an increase in spending for leasehold improvements to modify and expand our office facilities, and to acquire additional furniture and information technology equipment.

During 2003, we completed the public offering of 4.0 million shares of our common stock, generating net cash proceeds of $99.2 million. We used about half of the net proceeds from the stock offering to repay our long-term debt. We also used all of the net cash proceeds from the sale of our applied sciences practice to repay debt. During the fourth quarter of 2003, we borrowed $104.1 million under our senior secured credit facility of $16.3 million of principal payments on our term loans and $47.5 million of borrowings under our revolving line of credit that were repaid in full during the year.

During 2003, we purchased and retired 194,200 shares of our common stock at a total cost of about $4.0 million. During 2004, we purchased and retired 657,300 shares of our common stock at a total cost of about $10.8 million

Capital Resources: Our senior secured credit facility, as amended on April 19, 2005 and August 2, 2005, provides for a $100.0 million revolving line of credit. The maturity date of the revolving line of credit is November 28, 2008. We may choose to repay outstanding borrowings under the senior secured credit facility at any time before maturity without penalty. Debt under the senior secured credit facility bears interest at an annual rate equal to the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender's announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. Under the senior secured credit facility, the lenders have a security interest in substantially all of our assets.

Our senior secured credit facility and the indenture governing the senior notes contain covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The senior secured credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the senior secured credit facility. At December 31, 2005, we were in compliance with all covenants as stipulated in the senior secured credit facility and the indenture governing the senior notes.

As of December 31, 2005, our capital resources included $153.4 million of cash and cash equivalents and $100.0 million of borrowing capacity under our revolving line of credit. As of December 31, 2005, we had no borrowings outstanding under our revolving line of credit. The availability of borrowings under our revolving line of credit is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of December 31, 2005, we had $8.6 million of outstanding letters of credit, which reduced the available borrowings under our revolving line of credit to $91.4 million.

Future Capital Needs: We anticipate that our future capital needs will principally consist of funds required for:

- operating and general corporate expenses relating to the operation of our business;
- capital expenditures, primarily for information technology equipment, office furniture and leasehold improvements;
- debt service requirements;
- discretionary funding for our share repurchase program;
- potential earnout obligations related to our recently completed acquisitions; and

We anticipate capital expenditures will be about $20.0 million to $24.0 million to support our organization during 2006 including direct support for specific client engagements. Our estimate takes into consideration the needs of our existing business as well as the needs of our recently completed acquisition of Compass, but does not include the impact of any purchases that we may be required to make to support specific client engagements that are not currently contemplated. Our capital expenditure requirements may change if our staffing levels or technology needs change significantly from what we currently anticipate, if we are required to purchase additional equipment specifically to support a client engagement or if we pursue and complete additional business combinations.

Off-Balance Sheet Arrangements: On July 28, 2005, we entered into an accelerated share repurchase transaction for 2.3 million shares of our common stock as part of our publicly announced share repurchase program. To implement this transaction, we entered into a forward contract with an investment bank that is indexed to and potentially settled in our own common stock. The forward contract is a derivative instrument which is classified as equity and is therefore considered to be an off-balance sheet arrangement. In February 2006, we made a cash payment of $6.8 million to settle this contract. For additional information, see note 11 to our consolidated financial statements.

We have no other off-balance sheet arrangements other than operating leases and we have not entered into any transactions involving unconsolidated subsidiaries or special purpose entities.

Future Contractual Obligations: The following table sets forth our estimates as to the amounts and timing of contractual payments for our most significant contractual obligations and commitments as of December 31, 2005. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements, appropriate classification of items under generally accepted accounting principles currently in effect and certain assumptions such as interest rates. Future events could cause actual payments to differ from these amounts. See "—Forward-Looking Statements."

Future contractual obligations related to our long-term debt assume that payments will be made based on the current payment schedule and exclude any additional revolving line of credit borrowings or any revolving line of credit repayments prior to the November 28, 2008 maturity date.

The interest obligation on our long-term debt assumes that our senior notes and our convertible notes will bear interest at their stated rates.

We enter into derivative contracts, mainly to protect against adverse interest rate movements on the value of our long-term debt, under which we are required to either pay cash to or receive cash from counterparties depending on changes in interest rates. These derivative contracts consist of interest rate swap agreements with notional amounts totaling $60.0 million. Derivative contracts are carried at fair value on our consolidated balance sheet. Because the derivative contracts recorded on our consolidated balance sheet at December 31, 2005 do not represent the amounts that may ultimately be paid under these contracts, they are excluded from the following table. However, our total interest expense will be impacted by net cash flows under these derivative contracts. Further discussion of our derivative instruments is included in note 8 to our consolidated financial statements.

Future contractual obligations related to our operating leases are net of our contractual sublease receipts. The payment amounts for capital lease obligations include amounts due for interest.

Contractual Obligations:

(in thousands)	Total	2006	2007	2008	2009	2010	Thereafter
Senior notes	$200,000	$ —	$ —	$ —	$ —	$ —	$200,000
Convertible notes (1)	150,000	—	—	—	—	—	150,000
Interest on the notes	153,484	20,609	20,875	20,875	20,875	20,875	49,375
Accelerated share repurchase program (2)	6,832	6,832	—	—	—	—	—
Operating leases	146,082	12,334	11,883	12,558	12,782	12,466	84,059
Capital leases	102	83	16	3	—	—	—
Total obligations	$656,500	$39,858	$32,774	$33,436	$33,657	$33,341	$483,434

(1) The convertible notes are convertible prior to their stated maturity upon the occurrence of certain events beyond our control. Upon conversion, the principal is payable in cash.

(2) See note 11 of the Notes to Consolidated Financial Statements for further discussion of the accelerated share repurchase transaction that was cash settled in February 2006.

Future Outlook: We believe that our anticipated operating cash flows and our total liquidity, consisting of our cash on hand and $91.4 million of availability under our revolving line of credit, are sufficient to fund our capital and liquidity needs for at least the next twelve months. In making this assessment, we have considered:

- our $153.4 million of cash and cash equivalents at December 31, 2005;
- funds required for debt service payments, including interest payments on the notes;
- funds required for capital expenditures during 2006 of about $20.0 million to $24.0 million;
- the $6.8 million of cash required to settle our accelerated share repurchase program;
- funds required to satisfy earnout obligations in relation to our acquisitions:
- the $48.2 million of cash used to acquire Compass in January 2006;
- funds required to compensate our senior managing directors by issuing unsecured forgivable employee loans, which could exceed $50.0 million in 2006;
- the discretionary funding of our share repurchase program; and
- other future contractual obligations.

For the last several years, our cash flows from operations have exceeded our cash needs for capital expenditures and debt service requirements. We believe that our cash flows from operations, supplemented by short-term borrowings under our revolving line of credit, as necessary, will provide adequate cash to fund our long-term cash needs from normal operations.

Our conclusion that we will be able to fund our cash requirements by using existing capital resources and cash generated from operations does not take into account the impact of any acquisition transactions, not currently contemplated, or any unexpected changes in significant numbers of revenue-generating professionals. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if economic conditions change from those currently prevailing or from those now anticipated, or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business. Any of these events or circumstances, including any new business opportunity, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:

- our future profitability;
- the quality of our accounts receivable;
- our relative levels of debt and equity;
- the volatility and overall condition of the capital markets; and
- the market prices of our securities.

Any new debt funding, if available, may be on terms less favorable to us than our senior secured credit facility or the indentures that govern our senior notes and convertible notes.

Effect of Inflation: Inflation is not generally a material factor affecting our business. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary pressures.

Forward-Looking Statements

Some of the statements under "—Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by such forward-looking statements not to be fully achieved. Such risks, uncertainties and other important factors relate to, among others:

- retention of qualified professionals and senior management;
- conflicts resulting in our inability to represent certain clients;
- former employees joining competing businesses;
- ability to manage utilization and pricing rates;
- damage to our reputation as a result of claims involving the quality of our services;
- competition;
- costs of integrating any future acquisitions;
- industry trends;
- changes in demand for our services; and
- changes in our leverage.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. There can be no assurance that management's expectations, beliefs and projections will result or be achieved. We are under no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or events and do not intend to do so. Forward-looking statements include statements appearing in this "—Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other documents we file with the Securities and Exchange Commission, or SEC, including, among others, our quarterly reports on Form 10-Q and amendments thereto.

CONSOLIDATED BALANCE SHEETS

December 31,	2005	2004
(in thousands, except per share amounts)		
Assets		
Current assets		
Cash and cash equivalents	**$153,383**	$ 25,704
Accounts receivable		
Billed receivables	**87,947**	89,536
Unbilled receivables	**56,871**	30,663
Allowance for doubtful accounts and unbilled services	**(17,330)**	(16,693)
	127,488	103,506
Notes receivable	**2,713**	9,031
Prepaid expenses and other current assets	**8,147**	6,041
Deferred income taxes	**6,404**	4,514
Total current assets	**298,135**	148,796
Property and equipment, net	**29,302**	23,342
Goodwill	**576,612**	507,656
Other intangible assets, net	**21,454**	10,978
Other assets	**33,961**	13,055
Total assets	**$959,464**	$703,827
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable, accrued expenses and other	**$ 21,762**	$ 18,998
Accrued compensation	**72,688**	39,383
Current portion of long-term debt	**—**	21,250
Billings in excess of services provided	**10,477**	8,924
Total current liabilities	**104,927**	88,555
Long-term debt, net of current portion	**348,431**	83,750
Deferred income taxes	**33,568**	22,623
Other liabilities	**18,269**	12,745
Commitments and contingent liabilities (notes 2, 6, 7, 8, 9, 11 and 15)		
Stockholders' equity		
Preferred stock, $0.01 par value; 5,000 shares authorized; none outstanding	**—**	—
Common stock, $0.01 par value; 75,000 shares authorized; 39,009 shares issued and outstanding—2005; and 42,487 shares issued and outstanding—2004	**390**	425
Additional paid-in capital	**238,055**	333,735
Unearned compensation	**(11,089)**	(8,551)
Retained earnings	**226,913**	170,545
Total stockholders' equity	**454,269**	496,154
Total liabilities and stockholders' equity	**$959,464**	$703,827

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2005	2004	2003
(in thousands, except per share amounts)			
Revenues	**$539,545**	$427,005	$375,695
Operating expenses			
Direct cost of revenues	**291,592**	234,970	176,429
Selling, general and administrative expense	**127,727**	106,730	78,701
Special termination charges	**—**	—	3,060
Amortization of other intangible assets	**6,534**	6,836	3,680
	425,853	348,536	261,870
Operating income	**113,692**	78,469	113,825
Other income (expense)			
Interest income	**1,875**	788	1,193
Interest expense and other	**(15,064)**	(6,399)	(4,621)
Early extinguishment of term loans	**(1,687)**	—	(768)
Discount on note receivable	**—**	(475)	—
Litigation settlement (losses) gains, net	**(1,629)**	1,672	—
	(16,505)	(4,414)	(4,196)
Income from continuing operations before income tax provision	**97,187**	74,055	109,629
Income tax provision	**40,819**	31,177	44,838
Income from continuing operations	**56,368**	42,878	64,791
Discontinued operations			
Income from operations of discontinued operations, net of income tax provision of $1,156	**—**	—	1,649
Loss from sale of discontinued operations, net of income tax provision of $2,810	**—**	—	(6,971)
Loss from discontinued operations	**—**	—	(5,322)
Net income	**$ 56,368**	$ 42,878	$ 59,469
Earnings per common share—basic			
Income from continuing operations	**$ 1.38**	$ 1.02	$ 1.58
Net income	**$ 1.38**	$ 1.02	$ 1.45
Earnings per common share—diluted			
Income from continuing operations	**$ 1.35**	$ 1.01	$ 1.54
Net income	**$ 1.35**	$ 1.01	$ 1.41

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount					
(in thousands)							
Balance, December 31, 2002	36,006	$360	$ 200,456	$ (346)	$ 68,198	$(693)	$267,975
Issuance of common stock in connection with:							
Public offering, net of offering costs of $1,386	3,992	40	99,183				99,223
Exercise of options, including income tax benefit of $11,599	1,798	18	24,478				24,496
Employee stock purchase plan	196	2	4,041				4,043
Restricted share grants, net of forfeitures	282	3	5,807	(5,822)			(12)
Business combinations	176	2	2,372				2,374
Purchase and retirement of common stock	(194)	(2)	(4,030)				(4,032)
Payment for fractional shares	(3)	—	(2)				(2)
Amortization of unearned compensation			518	435			953
Comprehensive income:							
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $228						669	669
Net income					59,469		59,469
Total comprehensive income							60,138
Balance, December 31, 2003	42,253	423	332,823	(5,733)	127,667	(24)	455,156
Issuance of common stock in connection with:							
Exercise of options, including income tax benefit of $2,055	462	5	4,920				4,925
Employee stock purchase plan	202	2	2,837				2,839
Restricted share grants, net of forfeitures	227	2	4,140	(4,142)			—
Purchase and retirement of common stock	(657)	(7)	(10,803)				(10,810)
Contingent payments to former owners of subsidiary, net of income tax benefit of $126			(182)				(182)
Amortization of unearned compensation				1,324			1,324
Comprehensive income:							
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $17						24	24
Net income					42,878		42,878
Total comprehensive income							42,902
Balance, December 31, 2004	42,487	425	333,735	(8,551)	170,545	—	496,154
Issuance of common stock in connection with:							
Exercise of options, including income tax benefit of $3,564	706	7	13,108				13,115
Employee stock purchase plan	307	3	5,040				5,043
Restricted share grants	173	2	4,492	(4,494)			—
Business combinations	1,441	14	29,669				29,683
Purchase and retirement of common stock	(6,105)	(61)	(147,989)				(148,050)
Amortization of unearned compensation				1,956			1,956
Net income					56,368		56,368
Balance, December 31, 2005	**39,009**	**$390**	**$ 238,055**	**$(11,089)**	**$226,913**	**$ —**	**$454,269**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2005	2004	2003
(in thousands)			
Operating activities			
Net income	**$ 56,368**	$ 42,878	$ 59,469
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and other amortization	**11,360**	9,113	7,003
Amortization of other intangible assets	**6,534**	6,836	3,680
Income tax benefit from stock option exercises and other	**3,564**	2,181	11,599
Provision for doubtful accounts	**5,482**	7,062	5,109
Non-cash stock-based compensation	**1,956**	1,324	941
Loss from sale of discontinued operations	**—**	—	6,971
Non-cash loss on subleased facilities	**920**	4,670	—
Loss on early extinguishment of term loans	**1,687**	—	768
Non-cash interest expense	**1,812**	1,449	1,274
Other	**808**	500	(169)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, billed and unbilled	**(34,664)**	(27,860)	179
Prepaid expenses and other assets	**(414)**	(10,328)	(1,401)
Accounts payable, accrued expenses and other	**7,911**	13,824	6,109
Income taxes payable	**8,509**	7,638	4,311
Accrued compensation expense	**30,467**	6,568	(1,841)
Billings in excess of services provided	**(2,921)**	(7,412)	(3,825)
Net cash provided by operating activities	**99,379**	58,443	100,177
Investing activities			
Payments for acquisition of businesses, including contingent payments and acquisition costs, net of cash received	**(52,182)**	(1,253)	(234,117)
Purchases of property and equipment	**(17,827)**	(11,939)	(10,612)
Proceeds from note receivable due from purchasers of former subsidiary	**5,525**	—	—
Cash received from sale of discontinued operations	**—**	—	12,150
Change in other assets	**(374)**	(501)	838
Net cash used in investing activities	**(64,858)**	(13,693)	(231,741)
Financing activities			
Issuance of debt securities	**350,000**	—	—
Issuance of common stock, net of offering costs	**—**	—	99,223
Issuance of common stock under equity compensation plans	**9,551**	2,870	12,897
Purchase and retirement of common stock	**(148,050)**	(10,810)	(4,032)
Borrowings under long-term credit facility	**50,000**	—	109,121
Payments of long-term debt	**(155,000)**	(16,250)	(85,704)
Borrowings under revolving line of credit	**33,500**	47,500	5,000
Payments of revolving line of credit	**(33,500)**	(47,500)	(5,000)
Payments of capital lease obligations	**(229)**	(571)	(307)
Payments of debt financing fees and other	**(13,114)**	(50)	(3,775)
Net cash provided by (used in) financing activities	**93,158**	(24,811)	127,423
Net increase (decrease) in cash and cash equivalents	**127,679**	19,939	(4,141)
Cash and cash equivalents, beginning of year	**25,704**	5,765	9,906
Cash and cash equivalents, end of year	**$ 153,383**	$ 25,704	$ 5,765

The accompanying notes are an integral part of these consolidated financial statements.

(dollar and share amounts in tables expressed in thousands, except per share data)

1. Description of Business and Significant Accounting Policies

Description of business: We are a leading provider of problem-solving consulting and technology services to major corporations, financial institutions and law firms. Through our forensic/litigation/technology practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Our corporate finance/restructuring practice assists under performing companies as they make decisions to improve their financial condition and operations position given their current situation, as well as provides services in connection with bankruptcies, mergers and acquisitions and restructuring management. Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation.

We have a total workforce of over 1,300 employees who are strategically located in 25 cities in the United States, as well as in London, England and Melbourne, Australia. Our clients include companies, as well as creditors or other stakeholders, such as financial institutions, private equity firms and the law firms that represent them.

Principles of consolidation: The consolidated financial statements include the accounts of FTI Consulting, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making those assumptions, actual results could differ from those estimates.

We use estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value and to account for any potential refunds that may be imposed by bankruptcy courts. We estimate the amount of the required allowance by reviewing the status of significant client matters and past-due receivables as well as by analyzing historical bad debt trends and realization adjustments to our revenues. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, the controls and procedures designed to estimate realization adjustments to our revenues and a lack of historical concentrations of accounts receivable. Accounts receivable balances are not collateralized.

We also make estimates in determining self-insurance reserves for certain employee benefit plans, accruals for incentive compensation and other ordinary accruals. These estimates are based upon historical trends, current experience and knowledge of relevant factors.

Cash equivalents: Cash equivalents consist of highly liquid short-term investments with maturities of three months or less at the time of purchase.

Supplemental cash flow information:

Year Ended December 31,	**2005**	2004	2003
Cash paid for interest	**$ 9,986**	$ 4,962	$ 3,554
Cash paid for income taxes, net of refunds	**$28,746**	$21,358	$28,705
Other non-cash investing and financing activities			
Assets acquired under capital lease	**$ —**	$ —	$ 41
Issuance of common stock to acquire businesses	**$29,683**	$ —	$ 2,374

Property and equipment: We record property and equipment, including improvements that extend useful lives, at cost, while maintenance and repairs are charged to operations as incurred. We calculate depreciation using the straight-line method based on estimated useful lives ranging from three to seven years for furniture, equipment and internal use software. We amortize leasehold improvements and assets under capital leases over the shorter of the estimated useful life of the asset or the lease term. The gross amount of assets recorded under capital lease obligations included in furniture, equipment and software is $0.9 million as of December 31, 2005 and $1.3 million as of December 31, 2004.

We capitalize costs incurred during the application development stage of computer software developed or obtained for internal use. Capitalized software developed for internal use is classified within furniture, equipment and software and is amortized over the estimated useful life of the software, which is generally three years.

Goodwill: Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in purchase business combinations. We do not amortize goodwill. We review goodwill for impairment as of October 1 of each year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess. For purposes of impairment testing, our reporting units are our operating segments which represent the lowest level for which discrete financial information is available and regularly reviewed by management. Components are combined when determining reporting units if they have similar economic characteristics. No impairment of goodwill was identified as a result of our impairment tests, which we conducted as of October 1, 2005 and 2004.

Other intangible assets: We amortize our intangible assets that have finite lives over the estimated periods benefited using the straight-line method. See note 5, "Goodwill and Other

Valuation of long-lived assets excluding goodwill: We review intangible assets with indefinite lives for impairment as of October 1 of each year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We review other long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows we expect the assets to generate. We group assets at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss, if any, is recognized for the difference between the fair value and carrying value of assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Interest rate swaps: We sometimes use derivative instruments consisting primarily of interest rate swap agreements to manage our exposure to changes in the fair values or future cash flows of some of our long-term debt. We may enter into interest rate swap transactions with financial institutions acting as the counter-party. We do not use derivative instruments for trading or other speculative purposes.

We formally document all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. We match the critical terms of the interest rate swap to the critical terms of the underlying hedged item to determine whether the derivatives we use for hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effect hedge, or if the anticipated transaction is no longer likely to occur, we discontinue hedge accounting and recognize all subsequent derivative gains and losses in our income statement.

Derivative instruments designated in hedging relationships that mitigate exposure to changes in the fair value of our debt are considered fair value hedges. Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of our debt are considered cash flow hedges.

We record all derivative instruments in other assets or other liabilities on our balance sheet at their fair values. If the derivative is designated as a fair value hedge and the hedging relationship qualifies for hedge accounting, changes in the fair values of both the derivative and hedged portion of our debt are recognized in interest expense in our income statement. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and reclassified to interest expense when the hedged debt affects interest expense. The ineffective portion of the change in fair value of the derivative are recognized in interest expense in the period of the change. For hedge transactions that qualify for hedge accounting using the short-cut method, there is no net effect on our results of operations.

Debt financing fees: We amortize the costs we incur to obtain debt financing over the terms of the underlying obligations using the effective interest method. The amortization of debt financing costs is included in interest expense. Unamortized debt financing costs are classified within other assets in our consolidated balance sheets.

Billings in excess of services provided: Billings in excess of services provided represents amounts billed to clients, such as retainers, in advance of work being performed. Clients may make advance payments, which are held on deposit until completion of work. These amounts are either applied to final billings or refunded to clients upon completion of work. Retainers in excess of related accounts receivable and unbilled receivables are recorded as billings in excess of services provided in our consolidated balance sheets.

Revenue recognition: We derive most of our revenues from professional service activities. The vast majority of these activities are provided under time-and-expense billing arrangements, and revenues, consisting of billed fees and pass-through expenses, are recorded as work is performed and expenses are incurred. We normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed-upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured. See note 14 for information regarding a $22.5 million success fee we received during the fourth quarter of 2005.

We record allowances for estimated realization adjustments to our professional services fees that are subject to review by bankruptcy courts. We record provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenues. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Direct cost of revenues: Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of consultants assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues does not include an allocation of overhead costs.

Advertising costs: Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled $3.5 million during 2005, $0.7 million during 2004 and $0.4 million during 2003.

Stock-based compensation: We record compensation expense for stock-based compensation for employees and non-employee members of our board of directors using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on a straight-line basis over the vesting period to the extent that the fair

All options granted under our stock-based employee compensation plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. We also periodically issue restricted and unrestricted stock to employees in connection with new hires and performance evaluations. The fair market value on the date of issue of unrestricted stock is immediately charged to compensation expense, and the fair value on the date of issue of restricted stock is charged to compensation expense ratably over the restriction period.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement No. 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted. The following table illustrates the effect on net income and earnings per share if we had determined compensation costs by applying the fair value recognition provisions of Statement No. 123 to stock-based employee awards.

Year Ended December 31,	**2005**	2004	2003
Net income, as reported	**$56,368**	$42,878	$ 59,469
Add—Stock-based employee compensation cost included in reported net income, net of income taxes	**1,135**	767	556
Deduct—Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	**(8,555)**	(7,391)	(10,052)
Net income, pro forma	**$49,948**	$36,254	$ 49,973
Earnings per common share			
Basic, as reported	**$ 1.38**	$ 1.02	$ 1.45
Basic, pro forma	**$ 1.20**	$ 0.86	$ 1.22
Diluted, as reported	**$ 1.35**	$ 1.01	$ 1.41
Diluted, pro forma	**$ 1.18**	$ 0.86	$ 1.22

The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe the existing models do not necessarily provide a reliable measure of the fair value of our stock-based awards. The fair value of our stock-based awards was estimated on the measurement date using the Black-Scholes option-pricing model along with using the following assumptions.

Year Ended December 31,	**2005**	2004	2003
Assumptions			
Risk-free interest rate—option plan grants	**3.44%–4.45%**	1.90%–3.91%	1.86%–2.59%
Risk-free interest rate—purchase plan grants	**2.55%–3.35%**	0.96%–1.61%	1.02%–1.16%
Dividend yield	**0%**	0%	0%
Expected life of option grants	**3 years**	3–5 years	3 years
Expected life of stock purchase plan grants	**0.5 years**	0.5 years	0.5 years
Stock price volatility—option plan grants	**44.5%–54.1%**	54.6%–59.6%	55.5%–59.4%
Stock price volatility—purchase plan grants	**23.2%–34.7%**	56.9%–71.6%	33.8%–61.0%
Weighted average fair value of grants			
Stock options:			
Grant price=fair market value	**$ 8.08**	$ 7.09	$ 8.98
Grant price>fair market value	**$ 7.68**	$ 6.63	$ 9.17
Employee stock purchase plan shares	**$ 5.10**	$ 6.62	$ 7.49
Restricted shares	**$26.05**	$18.60	$20.53

Income taxes: We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per common share: Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive common shares primarily include the dilutive effects of shares issuable under our stock option plans, including restricted shares using the treasury stock method; shares issuable upon settlement of the forward contract embedded in our accelerated share repurchase agreement using the reverse treasury stock method; and shares issuable upon conversion of our senior notes using the if-converted method. Since the average price per share of our common stock was below the conversion price of our convertible notes, the convertible notes did not have a dilutive effect on our earnings per share for any of the periods presented. Until the market price of our common stock exceeds $31.25 per share, the conversion feature of the convertible notes will not have an impact on the number of shares utilized to calculate diluted earnings per share. When the market price of our common stock exceeds $31.25 per share, the number of shares that would be issued if the convertible notes were converted will be included as outstanding shares in the calculation of the diluted earnings per share. See note 7 for further discussion.

Year Ended December 31,	**2005**	2004	2003
Numerator—basic and diluted			
Income from continuing operations	**$56,368**	$42,878	$64,791
Loss from discontinued operations	**—**	—	(5,322)
Net income	**$56,368**	$42,878	$59,469
Denominator			
Weighted average number of common shares outstanding—basic	**40,947**	42,099	40,925
Effect of dilutive stock options	**648**	408	1,121
Effect of dilutive restricted shares	**103**	5	—
Effect of accelerated stock repurchase agreement	**89**	—	—
Weighted average number of common shares outstanding—diluted	**41,787**	42,512	42,046
Earnings per common share—basic			
Income from continuing operations	**$ 1.38**	$ 1.02	$ 1.58
Loss from discontinued operations	**—**	—	(0.13)
Net income	**$ 1.38**	$ 1.02	$ 1.45
Earnings per common share—diluted			
Income from continuing operations	**$ 1.35**	$ 1.01	$ 1.54
Loss from discontinued operations	**—**	—	(0.13)
Net income	**$ 1.35**	$ 1.01	$ 1.41
Antidilutive stock options and restricted shares	**1,945**	3,046	822

Concentrations of risk: We derive substantially all of our revenue from providing professional services to our clients in the United States. We believe that the geographic and industry diversity of our customer base throughout the U.S. minimizes the risk of incurring material losses due to concentrations of credit risk. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter. At December 31, 2005, we have an unsecured trade receivable totaling $11.2 million related to fees for services rendered in connection with a client matter where payment will not be received until the completion of the engagement. This amount is classified as non-current within other assets.

Our client service professionals have highly specialized skills. Maintenance and growth of revenues is dependent upon our ability to retain our existing professionals and attract new highly qualified professionals.

Significant new accounting pronouncements: As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we generally do not recognize compensation cost related to employee stock options or shares issued under our employee stock purchase plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), "Share-Based Payment," which is a revision of Statement No. 123 and supersedes APB Opinion No. 25.

Statement No. 123(R) allows for two adoption methods:

- The modified prospective method which requires companies

No. 123(R) for all share-based payments granted after the effective date of adoption and (b) the requirements of Statement No. 123 for all unvested awards granted to employees prior to the effective date of adoption; or

- The modified retrospective method which includes the requirements of the modified prospective method described above, but also requires restatement of prior period financial statements using amounts previously disclosed under the pro forma provisions of Statement 123.

Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement No. 123(R), pro forma disclosure will no longer be an alternative to financial statement recognition. We will adopt the provisions of Statement No. 123(R) in the first quarter of 2006. We intend to use the modified prospective method of adoption and continue to use the Black-Scholes option pricing model to value share-based payments, although we are continuing to review our alternatives for adoption under this new pronouncement. We plan to increase our use of share-based payments to compensate our employees during 2006 as compared to prior years. Therefore, the impact of adopting Statement No. 123(R) can not be predicted with certainty at this time because it will depend on levels of share-based payments granted in the future. Based solely on our unvested stock options at the implementation date, we expect the adoption to result in the recognition of additional compensation expense of about $5.4 million in 2006 which will dilute earnings per share by about $0.13. The actual impact will be greater than these amounts as they will include amounts related to additional equity awards during 2006. Due to the timing of our equity grants, the charge will not be spread evenly throughout the year. The adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan beginning in 2006. The adoption of Statement No. 123(R) is not expected to have a material impact on our overall financial position. Had we adopted Statement No. 123(R) in prior periods, we believe the impact of that standard would have approximated the impact of Statement No. 123 as described above under "Stock-Based Compensation."

Statement No. 123(R) also requires the benefit related to income tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting principles. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized in prior periods from such excess tax deductions as shown in our consolidated statements of cash flows were $3.5 million in 2005, $2.2 million in 2004 and $11.6 million in 2003.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections." This new standard replaces APB Opinion No. 20, "Accounting Changes" and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." Among other changes, Statement No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements

(1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be treated as a restatement. The adoption of the provisions of Statement No. 154 on January 1, 2006 will not have a material impact on our financial position or results of operations.

Reclassifications: Some prior year amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

We record assets acquired and liabilities assumed in business combinations on our balance sheet as of the respective acquisition dates based upon their estimated fair values at the acquisition date. We include the results of operations of businesses acquired in our income statement beginning on the acquisition dates. We allocate the acquisition cost to identifiable tangible and intangible assets and liabilities based upon their estimated relative fair values. We allocate the excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed to goodwill. We determine the fair value of intangible assets acquired based upon independent appraisals. The fair value of shares of our common stock issued in connection with a business combination is based on a five-day average of the closing price of our common stock two days before and two days after the date we agree to the terms of the acquisition and publicly announce the transaction. In certain circumstances, the allocations of the excess purchase price are based on preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses. Revisions to our preliminary estimates of fair value may be significant. Since the business combinations consummated in 2005 did not materially impact our results of operations, pro forma results have not been presented.

During the third quarter of 2005, we completed two business combinations. The total acquisition cost was $7.1 million, consisting of net cash of $4.5 million, transaction costs of $0.2 million and 101,790 shares of our common stock valued at about $2.4 million. The purchase agreement for one of these business combinations contains provisions that include additional cash payments based on the achievement of annual financial targets in each of the five years ending December 31, 2010. Any contingent consideration payable in the future will be applied to goodwill.

Cambio: Effective May 31, 2005, we acquired substantially all of the assets and assumed certain liabilities of Cambio Health Solutions, based in Nashville, Tennessee. Cambio provides strategic, operational and turnaround management consulting services to academic medical centers, integrated delivery systems, stand-alone community hospitals, investor-owned hospitals and special medical facilities. The total acquisition cost was $42.8 million, consisting of net cash of $29.7 million, transaction costs of $0.9 million and 555,660 restricted shares of our common stock valued at about $12.2 million. We granted the sellers of Cambio contractual protection against a decline in the value of the common stock we issued as consideration for the acquisition. Upon the lapse of restrictions on the common stock, if the market price of our common stock is below $22.33, we have agreed to make additional cash payments to the sellers equal to the deficiency. Any contingent consideration payable in the future will be applied to goodwill.

The identifiable intangible assets that we acquired consist principally of contract backlog, customer relationships, trade name and non-competition agreements and total $8.0 million. We recorded $34.3 million of goodwill as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. In addition, this acquisition enhances our industry expertise in healthcare management and finance. We believe the goodwill recorded as a result of this acquisition will be fully deductible for income tax purposes over the next 15 years.

Ringtail: On February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a developer of litigation support and knowledge management technologies for law firms, Fortune 500 corporate legal departments, government agencies and courts. The assets we acquired include software products and technologies and intellectual property. Ringtail has developed a suite of integrated software modules to manage the information and workflow in complex legal cases. Prior to the acquisition, we were an application service provider of Ringtail software. The costs related to this arrangement were not material to our results of operations. The total acquisition cost was $34.6 million, consisting of net cash of $19.2 million, transaction costs of $0.4 million and 784,109 shares of our common stock valued at $15.0 million. We financed the cash portion of the purchase price with cash on hand and borrowings under our revolving line of credit. We may be required to pay the sellers additional annual consideration based upon post-acquisition revenues for the each of the years from 2005 through 2007. This earnout consideration may be up to $2.5 million per year and may be paid in cash, shares of our common stock or a combination of both. The revenue targets related to the earnout for 2005 were achieved and as of December 31, 2005 we accrued $2.5 million as additional goodwill. We granted the sellers contractual protection against a decline in the value of any purchase price or earnout payment made in shares of our common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency. Based on the market price of our common stock on December 31, 2005, we would not be obligated to make any price protection related payments. On February 28, 2006, the first anniversary date of the issuance of the purchase price shares, we were not required to make a price protection payment. Any contingent consideration payable in the future will be applied to goodwill.

We acquired identifiable intangible assets consisting principally of software, contract backlog and customer relationships. The estimated valuation of these intangible assets totals $7.1 million. We recorded $27.8 million of goodwill as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of this acquisition will be fully deductible for income tax purposes over the next 15 years.

Lexecon: In November 2003, we acquired substantially all of the assets and most of the liabilities of Lexecon Inc. from its parent company, Nextera Enterprises, Inc. Lexecon, located in Chicago, Illinois and Cambridge, Massachusetts, is an economic consulting firm that provides services throughout the United States. Its clients include major law firms and the corporations that they represent, government and regulatory agencies, public and private utilities, and multinational corporations. Lexecon's services involve the application of economic, financial and public policy principles to market place issues in a large variety of industries. Its services address three broad areas: litigation support, public policy studies and business consulting. Lexecon provides expert witness testimony, economic analyses and other litigation-related services in adversarial proceedings in courts and before regulatory bodies, arbitrators and international trade organizations.

We paid Nextera cash of $129.2 million to acquire Lexecon and we incurred acquisition-related costs of $1.6 million. We financed the acquisition with a combination of existing cash resources and borrowings of $104.1 million under our amended and restated bank credit facility.

Dispute Advisory Services practice of KPMG: In October 2003, we acquired certain assets and liabilities of the dispute advisory services business of KPMG LLP, a U.S. accounting and tax firm, in exchange for $89.1 million in cash. We also incurred acquisition-related expenses of about $0.8 million. The dispute advisory services, or DAS, business assists clients in the analysis and resolution of all phases of complex disputes in a variety of forums, including litigation, arbitration, mediation and other forms of dispute resolution. The identifiable assets we acquired were client backlog and a nominal amount of computer equipment. We did not acquire the accounts receivable or any other working capital related to KPMG's DAS business.

Purchase price allocation: The following table summarizes the estimated fair value of the net assets acquired and liabilities assumed pertaining to the significant acquisitions we completed in 2003. During 2004, we completed our valuation of the identifiable intangible assets that we acquired in 2003, consisting principally of contract backlog, client relationships and tradenames. As a result, we increased the amount of purchase price allocated to amortizable intangible assets by $7.7 million. The amortization of this additional amount resulted in a charge to amortization expense of $1.6 million during the fourth quarter of 2004. As of December 31, 2005, our remaining amortizable intangible assets are being amortized over a weighted-average useful life of about 4 years. We recorded significant goodwill from these acquisitions as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of these acquisitions will be fully deductible for income tax purposes over the next 15 years.

A summary of how we allocated the purchase price of the significant businesses we acquired is as follows:

	Lexecon	DAS
Direct cost of business combinations		
Cash paid, including transaction costs	$130,833	$89,910
Common stock issued	—	—
	$130,833	$89,910
Net assets acquired		
Accounts receivable, billed and unbilled, net	$ 20,661	$ —
Other current assets	384	—
Furniture, equipment and software	2,032	221
Contracts, backlog (estimated 1 year weighted-average useful life)	1,400	2,700
Customer relationships (estimated 6.5 year weighted average useful life)	5,800	2,500
Tradename (indefinite useful life)	2,700	—
Non-compete agreements (estimated 4 year weighted-average useful life)	375	381
Goodwill	112,513	84,264
Other assets	67	—
Accounts payable and accrued expenses	(14,465)	
Billings in excess of services provided	(22)	(156)
Other liabilities	(612)	—
	$130,833	$89,910

Pro forma results: Our consolidated financial statements include the operating results of each acquired business from the dates of acquisition. The unaudited pro forma financial information below for the year ended December 31, 2003 assumes that our material business acquisitions had occurred at the beginning of 2003.

DAS was not a separate reporting unit of KPMG and as a result, separate complete historical financial statements are not available. The information included in the pro forma presentation consists of revenues from the book-of-business of the partners and directors who joined us and direct expenses, including compensation and benefits of the professionals and administrative personnel joining FTI, reimbursable and subcontractor costs and some practice related costs. Practice related costs consist principally of non-reimbursable costs, bad debt expense, administrative support and depreciation. The direct expenses of DAS do not include an allocation of KPMG's firm wide expenses such as rent, insurance, national marketing, data processing, accounting, the cost of national support offices and other similar corporate expenses. Accordingly, the unaudited pro forma financial information for the year ended December 31, 2003 below is not indicative of the results of our future operations.

Pro forma financial information for 2003 acquisitions

Revenues	$514,374
Income from continuing operations before income taxes	145,413
Income per common share from continuing operations—basic	$ 2.12
Net income per common share—basic	$ 1.99
Income per common share from continuing operations—diluted	$ 2.02
Net income per common share—diluted	$ 1.90

3. Discontinued Operations

In 2002, we committed to a plan to sell our applied sciences practice, consisting of the LWG asset disposal group and the SEA asset disposal group. In January 2003, we sold the LWG asset disposal group for total consideration of $4.15 million, consisting of cash of $2.15 million and a note in the amount of $2.0 million. During 2003, we recognized an after-tax loss of $0.2 million. The promissory note bears annual interest payable monthly in arrears at 3.0% during 2006 and 6.0% thereafter. The note matures December 31, 2010. Principal amounts are payable in forty-eight equal monthly installments beginning on January 31, 2007. This unsecured note is subordinated in payment to the issuer's senior bank debt. We have classified the note within other assets in our consolidated balance sheet.

In August 2003, we completed the sale of the SEA asset disposal group to SEA's senior management for total consideration of $16.0 million. The total consideration included $10.0 million in cash and a promissory note from the buyer in the amount of $6.0 million. We recognized an after-tax loss of $6.8 million in 2003 related to the sale of SEA. Under its original terms, the promissory note matured in August 2010. In December 2004, we agreed to discount the note by $475,000 in exchange for prepayment of the principal amount of the note. We classified this discount within other income (expense) in our consolidated statement of income. In January 2005, we received a $5.5 million cash payment in full satisfaction of the note.

Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we presented the results of the applied sciences practice's operations as a discontinued operation for all periods prior to the sale. Summarized operating results of the applied sciences practice are as follows for the year ended December 31, 2003.

Revenues	$24,011
Income before income taxes	2,805
Net income	1,649

4. Balance Sheet Details

December 31,	2005	2004
Notes receivable		
Notes receivable from employees, current portion	$ 2,713	$ 3,506
Note receivable from purchasers of former subsidiary	—	5,525
	$ 2,713	$ 9,031
Property and equipment		
Furniture, equipment and software	$ 49,087	$ 38,426
Leasehold improvements	11,239	8,962
Construction in progress	1,999	1,425
	62,325	48,813
Accumulated depreciation and amortization	(33,023)	(25,471)
	$ 29,302	$ 23,342
Other assets		
Debt financing fees	$ 13,568	$ 4,121
Account receivable, non-current	11,210	—
Notes receivable from employees, net of current portion	4,516	5,547
Note receivable from purchasers of former subsidiary	2,000	2,000
Other non-current assets	2,667	1,387
	$ 33,961	$ 13,055
Accounts payable, accrued expenses and other		
Accounts payable	$ 5,196	$ 7,203
Accrued expenses	7,958	6,334
Accrued interest	3,231	8
Employee stock purchase plan and other payroll related withholdings	2,788	1,776
Income taxes payable	2,513	3,440
Current portion of capital lease obligations	76	237
	$ 21,762	$ 18,998
Other liabilities		
Deferred rent and accrued sublease losses	$ 16,508	$ 12,461
Interest rate swap liabilities	1,569	—
Capital lease obligations, net of current portion	22	108
Other non-current liabilities	170	176
	$ 18,269	$ 12,745

Notes receivable due from employees include signing bonuses granted in the form of forgivable loans to attract and retain highly-skilled professionals. The notes are unsecured, except for one that is secured by shares of our common stock. These notes are being amortized to expense over their forgiveness periods of one to five years. Professionals who terminate their employment with us prior to the end of the forgiveness period are required to repay the outstanding, unforgiven loan balance and any accrued but unforgiven interest.

At December 31, 2005, we have an unsecured trade receivable of $11.2 million related to fees for services rendered in connection with a client matter where payment will not be received until the completion of the engagement. This receivable has been classified as non-current due to the long-term nature of the engagement.

5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment are as follows.

	Forensic/ Litigation/ Technology	Corporate Finance/ Restructuring	Economics	Consolidated
Balance, December 31, 2003	$119,733	$265,681	$129,130	$514,544
Goodwill acquired during the year	731	—	214	945
Adjustments to allocation of purchase price	(1,399)	(794)	(5,640)	(7,833)
Balance, December 31, 2004	119,065	264,887	123,704	507,656
Goodwill acquired during the year	33,359	34,293	1,645	69,297
Adjustments to allocation of purchase price	—	(341)	—	(341)
Balance, December 31, 2005	**$152,424**	**$298,839**	**$125,349**	**$576,612**

Other intangible assets with finite lives are amortized over their estimated useful lives. For intangible assets with finite lives, we recorded amortization expense of $6.5 million in 2005, $6.8 million in 2004 and $3.7 million in 2003. Based solely on the amortizable intangible assets recorded as of December 31, 2005, we estimate amortization expense to be $7.4 million in 2006, $2.8 million in 2007, $2.7 million in 2008, $2.4 million in 2009, $0.7 million in 2010 and $1.1 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors.

		December 31, 2005		December 31, 2004	
	Useful Life in Years	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets					
Contracts, backlog	0.5 to 3	**$ 8,105**	**$3,536**	$ 491	$4,247
Customer relationships	3.5 to 15	**10,340**	**2,827**	8,300	—
Non-compete agreements	3 to 5	**2,421**	**1,116**	2,196	306
Software	5	**4,400**	**733**	—	—
Intellectual property	3	**—**	**—**	360	160
		25,266	**8,212**	11,347	4,713
Unamortized intangible assets					
Tradenames	Indefinite	**4,400**	**—**	2,700	—
		$29,666	**$8,212**	$14,047	$4,713

For acquisitions completed during 2005, the aggregate amount of purchase price assigned to intangible assets other than goodwill consisted of the following.

	Weighted-Average Amortization Period in Years	Fair Value
Amortized intangible assets		
Contracts, backlog	1.5	$ 8,105
Customer relationships	11	2,040
Software	5	4,400
Non-compete agreements	5	765
		15,310
Unamortized intangible assets		
Tradename	Indefinite	1,700
		$17,010

6. Fair Value of Financial Instruments

We have determined the estimated fair values of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop fair value estimates. As a result, the estimates presented below are not necessarily indicative of the amounts that we could realize or be required to pay in a current market exchange. The use of different market assumptions, as well as estimation methodologies, may have a material effect on the estimated fair value amounts.

December 31,	2005		2004	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Long-term notes and account receivable	**$ 17,726**	**$ 16,615**	$ 7,547	$ 7,547
Long-term debt and capital lease obligations, including current portion	**348,529**	**372,975**	105,345	105,345
Interest rate swap liabilities	**1,569**	**1,569**	—	—
Accelerated stock repurchase agreement	**—**	**6,750**	—	—

Cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses: We believe the carrying amounts of current assets and current liabilities are reasonable estimates of their fair values.

Long-term notes and account receivable: We determined the fair value of long-term notes and account receivable based on the expected future cash flows discounted at risk-adjusted rates.

Long-term debt: As of December 31, 2005, we determined the fair value of the long-term debt based on estimates from investment bankers for our senior notes and our convertible notes. The fair value of long-term debt approximates its carrying value at December 31, 2004, based on an assessment of currently available terms for similar arrangements and interest rates were reset every 30 to 90 days.

Interest rate swap liabilities: The carrying amount of our interest rate swap liabilities is fair value. The fair value of our interest rate swaps is based on estimates obtained from bankers to settle the agreements.

Accelerated stock repurchase agreement: We estimated the fair value of the accelerated stock repurchase agreement based on our actual obligation on December 31, 2005 plus an estimate of the amount that would be due if the shares remaining to be purchased in the open market were purchased at $27.44, the closing price of our common stock on December 31, 2005. See note 9 for further discussion.

Letters of credit: We use letters of credit primarily to back some lease guarantees. Outstanding letters of credit totaled $8.6 million at December 31, 2005 and $10.0 million at December 31, 2004. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

7. Long-Term Debt and Capital Lease Obligations

December 31,	2005	2004
7 5/8% senior notes due 2013, including a fair value hedge adjustment of $1,569	**$198,431**	$ —
3 3/4% convertible senior subordinated notes due 2012	**150,000**	—
Senior secured credit facility, interest payable monthly or quarterly (3.7% to 4.0%–2004)	**—**	105,000
Total long-term debt	**348,431**	105,000
Less current portion	**—**	21,250
Long-term debt, net of current portion	**$348,431**	$ 83,750
Total capital lease obligations	**$ 98**	$ 345
Less current portion	**76**	237
Capital lease obligations, net of current portion	**$ 22**	$ 108

7 5/8% senior notes due 2013: On August 2, 2005, we completed the issuance and sale in a private placement of $200.0 million in principal amount of 7 5/8% senior notes due June 15, 2013, generating net cash proceeds of $193.6 million after deducting fees and expenses and the initial purchasers' discounts. All of these notes were exchanged for senior notes with identical terms registered with the Securities and Exchange Commission, or SEC, in February 2006. Cash interest is payable semiannually beginning December 15, 2005 at a rate of 7.625% per year. We may choose to redeem some or all of these notes starting June 15, 2009 at an initial redemption price of 103.813% of the aggregate principal amount of these notes plus accrued and unpaid interest. On or before June 15, 2008, we may choose to redeem up to 35% of the original principal amount of the notes using the proceeds of one or more sales of qualified equity securities at 107.625% of their principal amount, plus accrued and unpaid interest to the date of redemption. These notes are senior unsecured indebtedness of ours and rank equal in right of payment with all of our other unsubordinated, unsecured indebtedness. We have agreed to specific registration rights with respect to these notes. If we do not maintain the registration of the notes effective through maturity, subject to limitations, then the annual interest rate on these notes will increase by 0.25% every 90 days, up to a maximum of 1.0%, until the default ceases to exist.

In August 2005, we entered into two interest rate swap agreements to hedge the risk of changes in fair value attributable to changes in market interest rates associated with $60.0 million of our senior notes. As a result of this hedge and in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging

Activities," we have recognized a $1.6 million decrease to the carrying value of the senior notes as of December 31, 2005. However, this fair value hedge adjustment does not change the amounts due at maturity of the senior notes.

3¾% convertible senior subordinated notes due 2012: On August 2, 2005, we completed the issuance and sale in a private placement of $150.0 million in principal amount of 3¾% convertible senior subordinated notes due July 15, 2012, generating net cash proceeds of $144.4 million after deducting fees, expenses and the initial purchasers' discounts. These notes, and the shares of common stock underlying these notes, were subsequently registered with the Securities and Exchange Commission under an effective registration statement in January 2006. Cash interest is payable semiannually beginning January 15, 2006 at a rate of 3.75% per year. The convertible notes are non-callable. Upon conversion, the principal portion of the convertible notes will be paid in cash and any excess over the conversion rate will be paid in shares of our common stock or cash at an initial conversion rate of 31.998 shares of our common stock per $1,000 principal amount of convertible notes, representing an initial conversion price of $31.25 per share, subject to adjustment upon specified events. Upon normal conversions, for every $1.00 the market price of our common stock exceeds $31.25 per share, we will be required at our option either to pay an additional $4.8 million or to issue shares of our common stock with a then market price equivalent to $4.8 million to settle the conversion feature. The convertible notes may be converted at the option of the holder unless earlier repurchased: (1) on or after June 15, 2012; (2) if a specified fundamental change event occurs; (3) if the closing sale price of our common stock for a specified time period exceeds 120% of the conversion price for a specified time period or (4) if the trading price for a convertible note is less than 95% of the closing sale price of our common stock into which it can be converted for a specified time period. At December 31, 2005, the convertible notes were not convertible and the holders of the notes had no right to require us to repurchase the notes and therefore they are classified as long-term debt. If a specified fundamental change event occurs, the conversion price of our convertible notes may increase, depending on our common stock price at that time. However, the number of shares issuable upon conversion of a note may not exceed 41.5973 per $1,000 principal amount of convertible notes. As of December 31, 2005, the conversion price has not required adjustment. These notes are senior subordinated unsecured indebtedness of ours and will be subordinated to all of our existing and future senior indebtedness. In January 2006, we registered the convertible notes in the principal amount of $150.0 million and 4,799,700 shares of common stock that may be initially issuable upon conversion of the notes, from time to time, under the Securities Act of 1933, as amended.

The conversion feature embedded in the convertible notes is classified as an equity instrument under the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Accordingly, the conversion feature is not required to be bifurcated and accounted for separate from the notes. We do not have a stated intent or past practice of settling such instruments in cash, therefore share settlement is assumed for accounting purposes until actual settlement takes place. Until conversion, no amounts are recognized in our financial statements for the ultimate settlement of the conversion feature. Upon conversion, if we elect to settlement of the conversion feature will be accounted for as an equity transaction involving the issuance of shares at fair value for settlement of the conversion feature. No gain or loss would be recognized in our financial statements as a result of settling the conversion feature in shares of common stock. If we elect to settle the conversion feature in cash, the full amount of the cash payment will be treated as a loss on the extinguishment of debt in our income statement when settled.

Senior secured credit facility and early extinguishment of term loans: On April 19, 2005, we amended our senior secured credit facility to provide for $50.0 million in additional secured term loan financing. The entire $50.0 million term loan was drawn on April 19, 2005. This increased our total term loan borrowings to $175.0 million. On August 2, 2005, in connection with the offerings of senior notes and convertible notes described above, we amended our senior secured credit facility to facilitate the offerings, adjust our financial covenants and effect certain other changes. At the same time, we used $142.5 million of the net proceeds from our senior notes and convertible notes offerings to repay all outstanding term loan borrowings under our senior secured credit facility prior to maturity. As a result of this early extinguishment of debt, we wrote off $1.7 million of unamortized debt financing fees which is classified within other expense. During 2005, we incurred $1.0 million of financing costs in connection with amending our senior secured credit facility.

During 2003, we utilized $12.15 million of cash proceeds from the sale of our applied sciences practice and $49.8 million from the public offering of our common stock to repay outstanding term loans under our senior secured credit facility prior to maturity. As a result of these repayments, we wrote-off $768,000 of unamortized debt financing fees which is classified within other expense.

As of December 31, 2005, our senior secured credit facility provides for a $100.0 million revolving line of credit. The maturity date of the $100.0 million revolving line of credit is November 28, 2008. We may choose to repay outstanding borrowings under the senior secured credit facility at any time before maturity without penalty. Debt under the senior secured credit facility bears interest at an annual rate equal to the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender's announced U.S. prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. We are also required to pay a commitment fee of between 0.25% and 0.375% on the unused portion of the revolving line of credit which is subject to change based on our consolidated leverage ratio. As of December 31, 2005, our commitment fee rate was 0.375%. Under the senior secured credit facility, the lenders have a security interest in substantially all of our assets. As of December 31, 2005, we had no borrowings outstanding under our revolving line of credit. The availability of borrowings under our revolving line of credit is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of December 31, 2005, we had $8.6 million of outstanding letters of credit, which reduced the available borrowings under our revolving line of credit to $91.4 million.

Our senior secured credit facility and the indenture governing our senior notes contain covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The senior secured credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the senior secured credit facility. At December 31, 2005, we were in compliance with all covenants as stipulated in the senior secured credit facility and the indenture governing our senior notes.

Guarantees: Currently, we do not have any significant debt guarantees related to entities outside of the consolidated group. As of December 31, 2005, substantially all of our domestic subsidiaries are guarantors of borrowings under our senior secured credit facility, our senior notes and our convertible notes in the amount of $350.0 million.

Future maturities of long-term debt and capital lease obligations: For years subsequent to December 31, 2005, scheduled annual maturities of long-term debt and capital lease obligations outstanding as of December 31, 2005 are as follows.

	Long-Term Debt	Capital Lease Obligations	Total
2006	$ —	$ 83	$ 83
2007	—	16	16
2008	—	3	3
2009 to 2010	—	—	—
Thereafter	350,000	—	350,000
	350,000	102	350,102
Less fair value hedge adjustment	1,569	—	1,569
Less imputed interest	—	4	4
	$348,431	$ 98	$348,529

8. Derivative Instruments and Hedging Activities

We use derivative instruments, consisting primarily of interest rate swap agreements, to manage our exposure to changes in the fair values or future cash flows of some of our long-term debt which are caused by interest rate fluctuations. We do not use derivative instruments for trading or other speculative purposes. The use of derivative instruments exposes us to market risk and credit risk. Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. While derivative instruments are subject to fluctuations in values, these fluctuations are generally offset by fluctuations in fair values or cash flows of the underlying hedged items. Credit risk is the risk that the counterparty exposes us to loss in the event of non-performance. We enter into derivative financial instruments with high credit quality counterparties and diversify our positions among such counterparties in order to reduce our exposure to credit losses.

From time to time, we hedge the cash flows and fair values of some of our long-term debt using interest rate swaps. We enter into these derivative contracts to manage our exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, we agree to exchange the difference between a variable interest rate and either a fixed or another variable interest rate multiplied by a notional principal amount. We record all interest rate swaps at their fair market values within other assets or other liabilities on our balance sheet. As of December 31, 2005, the fair value of our interest rate swap agreement was a liability of $1.6 million. We had no derivative instruments in effect as of December 31, 2004.

In August 2005, we entered into two interest rate swap agreements to hedge the risk of changes in the fair value of a portion of our 7 5/8% fixed rate senior notes. The interest swap agreements mature on June 15, 2013. Under the terms of the interest rate swap agreements, we receive interest on the $60.0 million notional amount at a fixed rate of 7.625% and pay a variable rate of interest, between 7.31% and 7.35% at December 31, 2005, based on the London Interbank Offered Rate, or LIBOR, as the benchmark interest rate. The maturity, payment dates and other critical terms of these swaps exactly match those of the hedged senior notes. In accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," the swaps are accounted for as effective hedges. Accordingly, the changes in the fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. No hedge ineffectiveness has been recognized as the critical provisions of the interest rate swap agreements match the applicable provisions of the debt. For the year ended December 31, 2005, the impact of effectively converting the interest rate of $60.0 million of our senior notes from fixed rate to variable rate reduced interest expense by $161,000.

At December 31, 2003, the notional amount of our outstanding interest rate swap agreement was $8.7 million. The interest rate swap resulted in exchanging floating LIBOR rates for a fixed rate of 6.65%, and expired in January 2004. During 2003, we did not recognize a net gain (loss) related to the interest rate swap transactions as there was no ineffective portion of the cash flow hedge nor was there any portion of the hedged instrument excluded from the assessment of hedge effectiveness.

9. Commitments and Contingencies

Operating lease commitments: We lease office space and equipment under non-cancelable operating lease agreements that expire in various years through 2021. The leases normally provide for the payment of minimum annual rentals and may include scheduled rent increases. We recognize scheduled rent increases on a straight-line basis over the initial lease term. Some leases include provisions for renewal options of up to 5 years. Some of our leases for office space contain provisions whereby the future rental payments may be adjusted for increases in operating expenses above specified amounts.

We entered into a new lease agreement for office space in New York City. The lease commenced in July 2004 and expires in November 2021. In accordance with the lease terms, we received a cash inducement of $8.1 million in 2004 and an additional $3.3 million in 2005. We have classified the inducements as deferred rent within other liabilities in our balance sheet. We are amortizing the cash inducements over the life of the lease as a reduction to the cash rent expense.

Rental expense, net of rental income, included in continuing operations was $16.6 million during 2005, $12.6 million during 2004 and $9.5 million during 2003. For years subsequent to December 31, 2005, future minimum payments for all operating lease obligations that have initial non-cancelable lease terms exceeding one year, net of rental income of $3.2 million in 2006, $3.2 million in 2007, $1.7 million in 2008, $1.5 million in 2009, $1.3 million in 2010 and $0.4 million thereafter are as follows.

2006	$ 12,334
2007	11,883
2008	12,558
2009	12,782
2010	12,466
Thereafter	84,059
	$146,082

Loss on subleased facilities: During the fourth quarter of 2004, we consolidated our New York City and Saddle Brook, New Jersey offices and relocated our employees into our new office facility. As a result of this decision, we vacated leased office facilities prior to the lease termination dates. We recorded a loss of $4.7 million within our corporate segment related to the abandoned facilities during the fourth quarter of 2004. This charge includes $0.7 million of asset impairments and $4.0 million representing the present value of the future lease payments related to the facilities we vacated net of estimated sublease income of $4.2 million. We calculated the present value of our future lease payments using a discount rate of about 8%. As of December 31, 2004, the balance of the liability for loss on abandoned facilities was $3.7 million. In August 2005, we entered into a 30-month sublease related to some space in our new office facility in New York City resulting in a loss of $0.9 million. Sublease losses are classified as a component of selling, general and administrative expense and primarily represent the present value of the future lease payments related to the space we subleased net of estimated sublease income. During 2005, we made payments, net of sublease income, of about $2.2 million against the total lease loss liability. As of December 31, 2005, the balance of the liability for losses on abandoned and subleased facilities was $2.4 million.

Contingencies: We are subject to legal actions arising in the ordinary course of business. In management's opinion, we believe we have adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions. We do not believe any settlement or judgment would materially affect our financial position or results of operations.

Litigation settlement (losses) gains, net: During 2005 and the fourth quarter of 2004, we reached settlement on various lawsuits. As a result, we recorded net losses of $1.6 million in 2005 and net gains of $1.7 million, net of legal costs in 2004.

10. Income Taxes

Significant components of deferred tax assets and liabilities are as follows.

December 31,	**2005**	2004
Deferred tax assets		
Allowance for doubtful accounts	**$ 1,389**	$ 2,109
Accrued vacation and bonus	**3,766**	1,767
Deferred rent	**4,940**	2,925
Loss on abandoned facilities	**1,249**	1,910
Restricted stock	**904**	501
Forgivable loans	**764**	—
Depreciation	**499**	—
	13,511	9,212
Deferred tax liabilities		
Goodwill amortization	**39,598**	25,250
Prepaid expenses	**845**	1,001
Installment sale of subsidiaries	**—**	643
Capitalized software and depreciation	**—**	298
Other	**232**	129
	40,675	27,321
Net deferred tax liability	**$27,164**	$18,109

The components of the income tax provision from continuing operations are as follows.

Year Ended December 31,	**2005**	2004	2003
Current			
Federal	**$24,915**	$16,007	$34,024
State	**6,708**	5,755	5,736
	31,623	21,762	39,760
Deferred			
Federal	**7,289**	8,260	4,345
State	**1,907**	1,155	733
	9,196	9,415	5,078
Income tax provision	**$40,819**	$31,177	$44,838

Our income tax provision from continuing operations resulted in effective tax rates that varied from the statutory federal income tax rate as follows.

Year Ended December 31,	**2005**	2004	2003
Federal income tax provision at statutory rate	**$34,016**	$25,919	$38,369
State income taxes, net of federal benefit	**5,626**	4,273	6,379
Expenses not deductible for tax purposes	**1,177**	985	90
	$40,819	$31,177	$44,838

11. Stockholders' Equity

Common stock: Holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders and share equally, share for share, if dividends are declared on the common stock. In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment of all liquidation preferences, if any, applicable to any outstanding preferred stock, would be divided and distributed among the holders of our common stock ratably. There are no redemption or sinking fund requirements applicable to shares of our common stock.

Equity offering: In February 2003, we completed a public offering and sale of 4.0 million shares of our common stock. We received $99.2 million in cash, net of $1.4 million of offering costs.

Common stock repurchase program: In October 2003, our board of directors authorized the purchase, from time to time, of up to $50.0 million of our common stock. During 2005, the authorized amount was increased to a total of $187.5 million. Our share repurchase program is effective through December 31, 2006. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities.

On July 28, 2005, we entered into an accelerated share repurchase agreement with an investment bank in connection with our convertible notes offering. Under that agreement, we purchased and retired 2.3 million shares of our common stock from the investment bank for an aggregate purchase price of $55.1 million, representing an initial purchase price of $24.04 per share plus transaction costs. The share purchase was funded using the proceeds received from the private placement of our convertible notes described in note 7. We recorded the stock purchase as a reduction to stockholders' equity.

As part of the accelerated share repurchase transaction, we simultaneously entered into a forward contract with the investment bank that matured on February 10, 2006. The objective of the forward contract was to minimize the impact on our share price volatility of the large repurchase of shares of our common stock on July 28, 2005. The investment bank borrowed the shares of common stock that were sold to us and replaced the borrowed shares with shares repurchased on the open market in smaller ratable purchases over the term of the forward contract thereby minimizing the market impact of the large block share repurchase. Under the terms of the forward contract, the investment bank purchased, in the open market, 2.3 million shares of our common stock during the term of the contract in order to fulfill its obligation related to the shares it borrowed from third parties and sold to us. At the end of the repurchase period, we have an obligation to pay the investment bank a price adjustment if the investment bank's daily volume weighted average purchase price of our common stock is between $24.04 and $27.19 per share. If the investment bank's weighted average purchase price is between $24.04 and $23.98 per shares, then the investment bank will pay us the price adjustment. In either case, the price adjustment can be settled in cash or shares of our common stock, at our option.

As of December 31, 2005, the investment bank had acquired 1.8 million shares of our common stock at an average price of $26.86 per share and the price adjustment obligation amounted to $5.0 million. On February 10, 2006, the investment bank had completed its acquisition of 2.3 million shares of our common stock at an average price of $27.03 per share. Upon the conclusion of the agreement, we were required to make a settlement payment of $6.8 million, which we elected to pay in cash.

We accounted for the forward contract under the provisions of EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," as an equity instrument. As the fair value of the forward contract at inception was zero, no accounting for the forward contract was required until settlement, since the forward contract continued to meet the requirements for classification as an equity instrument. The amount paid to settle the contract will be recorded as an adjustment to stockholders' equity in 2006. In calculating diluted earnings per share, we assumed the accelerated stock repurchase would be settled through the issuance of additional shares of common stock. Accordingly, the estimated shares issuable based on the fair value of the forward contract at December 31, 2005 were included in the weighted average shares outstanding for the computation of diluted earnings per share for the year ended December 31, 2005.

In August 2005, we used an additional $70.3 million of the net proceeds received from the private placement of our convertible notes to purchase 2.9 million shares of our common stock. During 2005, we purchased and retired 6.1 million shares of our common stock for a total cost of about $148.1 million. Since inception of the program, we purchased and retired a total of 7.0 million shares of our common stock for a total of $162.9 million, leaving $24.6 million available for purchase under the program. The $6.8 million we paid to settle the accelerated share repurchase contract in February 2006 reduced the amount available under our authorized share repurchase program. Subsequently, our board of directors increased the amount of cash we are authorized to spend on the share repurchase program from $17.8 million available at that time to $50.0 million.

12. Equity Compensation and Employee Benefit Plans

Equity compensation plans: Our 1997 Stock Option Plan provides for the issuance of up to 11,587,500 shares of common stock to employees and non-employee directors. Under the terms of the 1997 plan, we may grant option rights or shares of restricted and unrestricted common stock to employees. As of December 31, 2005, 32,205 shares of common stock are available for grant under our 1997 Stock Option Plan.

The FTI Consulting, Inc. 2004 Long-Term Incentive Plan provides for grants of option rights, appreciation rights, restricted or unrestricted shares, performance awards or other stock-based awards to our officers, employees, non-employee directors and individual service providers. We are authorized to issue up to 3,000,000 shares of common stock under the 2004 plan. As of December 31, 2005, 1,508,632 shares of common stock are available for grant under our 2004 Long-Term Incentive Plan.

Vesting provisions for individual awards under our stock option plans are at the discretion of our board of directors. Generally, outstanding options have been granted at prices equal to or exceeding the market value of the stock on the grant date, vest over three to five years, and expire ten years subsequent to award.

During 2005, we granted 172,500 shares of restricted common stock to employees at a weighted-average fair value of $26.05. During 2004, we granted 262,372 shares of restricted common stock to employees at a weighted-average fair value of $18.60. During 2003, we granted 284,640 shares of restricted common stock at a weighted-average fair value of $20.53. Restricted shares are generally contingent on continued employment and vest over periods of three to ten years.

The following table summarizes the option activity under the plans for the years ended December 31, 2005, 2004 and 2003.

	2005	**Weighted Average Exercise Price**	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Options outstanding, January 1	**4,408**	**$19.17**	4,330	$18.54	5,807	$14.72
Options granted during the period:						
Grant price = fair market value	**849**	**$21.56**	965	$17.46	383	$22.53
Grant price › fair market value	**90**	**$25.00**	90	$18.78	90	$26.45
Options exercised	**(710)**	**$13.59**	(467)	$ 6.37	(1,798)	$ 7.17
Options forfeited	**(33)**	**$22.74**	(510)	$22.27	(152)	$21.39
Options outstanding, December 31	**4,604**	**$20.56**	4,408	$19.17	4,330	$18.54
Options exercisable, December 31	**2,967**	**$20.50**	2,597	$18.35	1,873	$16.74

The following is a summary of the status of stock options outstanding and exercisable stock options at December 31, 2005.

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
$ 1.90–$16.74	799	$11.35	6.1 years	592	$ 9.84
$16.80–$21.00	1,021	$18.60	8.7 years	334	$18.81
$21.07–$22.34	1,006	$21.55	7.3 years	730	$21.44
$22.36–$25.67	1,091	$23.79	7.4 years	856	$24.11
$26.24–$33.25	687	$27.61	7.6 years	455	$27.29
	4,604	$20.56		2,967	$20.50

Employee stock purchase plan: The FTI Consulting, Inc. Employee Stock Purchase Plan allows eligible employees to subscribe to purchase shares of common stock through payroll deductions of up to 15% of eligible compensation, subject to limitations. The purchase price is the lower of 85% of the fair market value of our common stock on the first trading day or the last trading day of each semi-annual offering period. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually, subject to limitations imposed by Section 423 of the Internal Revenue Code. A total of 2,300,000 shares are authorized for purchase under the plan. As of December 31, 2005, 522,738 shares of our common stock are available for purchase under the plan. Employees purchased shares under this plan during the following years at the weighted average prices per share as indicated: 2005—307,388 shares at $16.41; 2004—202,396 shares at $14.03; and 2003—195,700 shares at $20.66.

Employee benefit plans: We maintain a qualified defined contribution 401(k) plan, which covers substantially all of our employees. Under the plan, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. We match a certain percentage of participant contributions pursuant to the terms of the plan, which are limited to a percent of the participant's eligible compensation. The percentage match is at the discretion of our board of directors. We made contributions related to the plan of $3.7 million during 2005, $3.0 million during 2004 and $2.4 million during 2003.

13. Segment Reporting

We are a multi-disciplined consulting firm with leading practices in the areas of forensic accounting/litigation/technology, corporate finance/restructuring and economic consulting services. During the fourth quarter of 2003, we completed three acquisition transactions. As part of the integration of the acquired businesses, we reorganized our operations into three operating segments. During the first quarter of 2004, we completed the reorganization and appointed a manager for each operating segment.

Our reportable operating segments are business units that offer distinct services. Through our forensic/litigation/technology practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data. Our repository services offer clients a secure extranet and web-hosting service for critical information. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice assists underperforming companies as they make decisions to improve their financial condition and operations. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term viability, transaction advisory and business strategy consulting. We lead and manage the financial aspects of in-court restructuring processes by offering services that include clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing.

Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our services include providing advice and testimony related to:

- antitrust and competition issues that arise in the context of potential mergers and acquisitions;
- other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;
- the application of modern finance theory to issues arising in securities litigation; and
- public policy studies on behalf of companies, trade associations and governmental agencies.

We evaluate the performance of these operating segments based on segment profit, which we define as operating income before depreciation, amortization and corporate general and administrative expenses. As described in note 9, our corporate segment loss includes a $4.7 million loss on subleased facilities for the year ended December 31, 2004 and a $0.9 million loss on subleased facilities for the year ended December 31, 2005. In general, our total assets, including long-lived assets such as property and equipment, and our capital expenditures are not specifically allocated to any particular segment. Accordingly, capital expenditure and total asset information by reportable segment is not presented. The reportable segments use the same accounting policies as those used by the company. There are no significant intercompany sales or transfers.

Substantially all of our revenues and assets are attributed to or are located in the United States. We do not have a single customer that represents ten percent or more of our consolidated revenues.

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment. The table below presents revenues, gross margin and segment profits for the three years in the period ended December 31, 2005. For the year ended December, 31, 2003, the table presents segment revenues and gross margin that are estimates derived from classifying client engagements by the principal nature of the service.

	Forensic/ Litigation/ Technology	Corporate Finance/ Restructuring	Economic Consulting	Corporate	Total
Year ended December 31, 2005					
Revenues	**$220,120**	**$211,027**	**$108,398**	**$ —**	**$539,545**
Gross margin	**107,617**	**101,410**	**38,926**	**—**	**247,953**
Segment profit (loss)	**70,380**	**70,809**	**24,254**	**(33,857)**	**131,586**
Year ended December 31, 2004					
Revenues	$178,650	$162,495	$85,860	$ —	$427,005
Gross margin	83,177	77,618	31,240	—	192,035
Segment profit (loss)	50,556	50,714	19,333	(26,185)	94,418
Year ended December 31, 2003					
Revenues	$103,101	$255,336	$17,258	$ —	$375,695
Gross margin	45,845	146,510	6,911	—	199,266
Segment profit (loss)	N/A	N/A	N/A	(18,720)	123,537

N/A—Not available

The following table presents a reconciliation of segment profit to income from continuing operations before income taxes.

Year Ended December 31,	**2005**	2004	2003
Operating profit			
Total segment profit	**$131,586**	$94,418	$123,537
Depreciation and amortization	**(11,360)**	(9,113)	(6,032)
Amortization of other intangible assets	**(6,534)**	(6,836)	(3,680)
Interest and other expense, net	**(14,876)**	(6,086)	(4,196)
Litigation settlement gains (losses), net	**(1,629)**	1,672	—
Income from continuing operations before income tax provision	**$ 97,187**	$74,055	$109,629

14. Quarterly Financial Data (unaudited)

Quarter Ended	March 31,	June 30,	September 30,	December 31,
2005				
Revenues	$116,614	$123,917	$133,189	$165,825
Direct cost of revenues	64,345	65,192	73,341	88,714
Other operating expenses	28,902	30,898	34,539	39,922
Operating income	23,367	27,827	25,309	37,189
Interest expense, net	(1,555)	(2,310)	(6,014)	(4,997)
Litigation settlement gains (losses), net	(304)	(708)	21	(638)
Income before income tax provision	21,508	24,809	19,316	31,554
Income tax provision	9,033	10,420	8,113	13,253
Net income	$ 12,475	$ 14,389	$ 11,203	$ 18,301
Earnings per common share—basic	$ 0.29	$ 0.34	$ 0.28	$ 0.47
Earnings per common share—diluted	$ 0.29	$ 0.33	$ 0.27	$ 0.46
Weighted average common shares outstanding				
Basic	42,319	42,808	40,177	38,537
Diluted	42,741	43,326	41,170	39,959
2004				
Revenues	$110,240	$107,445	$104,433	$104,887
Direct cost of revenues	61,898	58,357	56,739	57,976
Other operating expenses	27,447	26,047	27,074	32,998
Operating income	20,895	23,041	20,620	13,913
Interest expense, net	(1,407)	(1,396)	(1,375)	(1,908)
Litigation settlement gains (losses), net	—	—	—	1,672
Income before income tax provision	19,488	21,645	19,245	13,677
Income tax provision	7,971	8,852	8,294	6,060
Net income	$ 11,517	$ 12,793	$ 10,951	$ 7,617
Earnings per common share—basic	$ 0.27	$ 0.30	$ 0.26	$ 0.18
Earnings per common share—diluted	$ 0.27	$ 0.30	$ 0.26	$ 0.18
Weighted average common shares outstanding				
Basic	42,097	42,172	42,134	41,994
Diluted	42,605	42,517	42,479	42,450

The sum of the quarterly earnings per share amounts may not equal the annual amounts due to changes in the weighted-average number of common shares outstanding during each quarterly period.

Revenues: In December 2005, we received a $22.5 million success fee in connection with the resolution of a legal case involving a bankrupt estate for which we served as fiduciary for several years. Professional services related to the success fee were performed prior to 2005, but because of significant contingencies surrounding the ultimate resolution of the matter, collection of the fees could not be reasonably assured. We used about $13 million of the proceeds to compensate professionals in the corporate finance/restructuring practice who participated in the assignment and to provide incentive compensation for other employees. This amount was recorded as accrued compensation in our consolidated balance sheet as of December 31, 2005.

Interest expense, net: In December 2004, we agreed to discount a note receivable due from the owner of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005. See Note 3, "Discontinued Operations," for more details.

Other: During the fourth quarter of 2004, we recorded a $4.7 million loss on abandoned facilities and net litigation settlement gains of $1.7 million. See Note 9, "Commitments and Contingencies," for more details. We also recorded additional amortization expenses of $1.6 million during the fourth quarter

15. Subsequent Event

On January 6, 2006, we completed our acquisition of Competition Policy Associates, Inc., or Compass. The total acquisition cost was about $73.9 million consisting of $48.2 million in cash and 932,599 restricted shares of common stock valued at $25.7 million. We financed the cash portion of the purchase price from cash on hand. The purchase agreement provides for (A) post-closing purchase price adjustments based on actual adjusted earnings before interest and taxes, or EBIT, as of December 31, 2005 and (B) post-closing cash adjustment payments based on actual working capital as of December 31, 2005. For each fiscal year ending between December 31, 2006 and December 31, 2013, the purchase agreement provides for:

- additional consideration based on EBIT of the business unit;
- the set aside of a percentage of EBIT of the business unit for each fiscal year to be used as incentive compensation to employees of and consultants to the business; and
- conditional contractual protection against a decline in the value of the shares of our common stock issued as purchase price below the issuance price of $27.61.

Compass is a top competition economics consulting firm, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers, and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2005. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements, has issued an attestation report on management's assessment of internal control over financial reporting, which is included elsewhere in this annual report.

Date: March 3, 2006



Jack B. Dunn, IV
President and Chief Executive Officer
(principal executive officer)



Theodore I. Pincus
Executive Vice President and Chief Financial Officer
(principal financial officer)

Report of Independent Registered Public Accounting Firm — Internal Control over Financial Reporting

Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that FTI Consulting, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FTI Consulting, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that FTI Consulting, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, FTI Consulting, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 3, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
March 3, 2006

Report of Independent Registered Public Accounting Firm — Consolidated Financial Statements

Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTI Consulting, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FTI Consulting, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
March 3, 2006

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters

Market Information: Our common stock trades on the New York Stock Exchange under the symbol "FCN." The following table lists the high and low sale prices per share for our common stock as reported on the New York Stock Exchange for the periods indicated.

	2005		2004	
	High	Low	High	Low
Quarter Ended				
March 31	$21.95	$17.20	$24.14	$13.55
June 30	22.66	19.02	17.49	14.56
September 30	26.37	20.66	19.65	15.37
December 31	30.54	23.79	21.30	17.51

Number of Stockholders of Record: As of February 28, 2006, the number of record holders of our common stock was 192.

Dividends: We have not declared or paid any cash dividends on our common stock to date and we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future because we intend to retain our earnings, if any, to finance the expansion of our business, make acquisitions and for general corporate purposes. Our senior secured credit facility and the indenture governing our senior notes restrict our ability to pay dividends.

Securities Authorized for Issuance under Equity Compensation Plans

The following table lists information regarding outstanding options and shares reserved for future issuance under our equity compensation plans as of December 31, 2005. None of the plans have outstanding warrants or rights other than options, except for shares of restricted stock described in footnote (2) following the table. We have not issued any shares of our common stock to employees as compensation under plans that have not been approved by our security holders. The number of securities to be issued upon exercise of outstanding options, warrants and rights included in the table below excludes:

- shares of common stock issued as direct restricted and unrestricted stock awards under our 1997 Stock Option Plan, as amended;
- shares of common stock issued as direct restricted and unrestricted stock awards under our 2004 Long-Term Incentive Plan (As Amended and Restated April 27, 2005), and
- shares of common stock sold under our Employee Stock Purchase Plan, as amended.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (in thousands)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in thousands)
Equity compensation plans approved by our security holders	4,604 (1)	$20.56	1,541 (2)
Equity compensation plans not approved by our security holders	—	—	—
Total	4,604 (1)	$20.56	1,541 (2)

(1) Includes 3,559,417 shares of common stock issuable upon vesting of outstanding stock options granted under our 1997 Stock Option Plan and 1,044,496 shares of common stock issuable upon vesting of outstanding stock options granted under our 2004 Long-Term Incentive Plan (As Amended and Restated April 27, 2005).

(2) Includes (a) 32,205 shares of common stock available for issuance under our 1997 Stock Option Plan as stock options or direct stock awards; (b) 1,508,632 shares of common stock available for issuance under our 2004 Long-Term Incentive Plan, as amended, including 173,128 shares of common stock available for direct stock awards; and (c) 522,738 shares of common stock available for issuance under our Employee Stock Purchase Plan.

Issuances of Unregistered Securities

On February 28, 2005, we completed our acquisition of substantially all of the assets and certain liabilities of the Ringtail group. Pursuant to an asset purchase agreement dated February 16, 2005, we issued 784,109 shares of our common stock as consideration, representing a portion of the purchase price to acquire the Ringtail group. The 784,109 shares of our common stock had an aggregate market value of $15.0 million based on the $19.13 per share closing price of a share of our common stock on the New York Stock Exchange, or NYSE, on February 15, 2005 (the trading day immediately prior to the date of the asset purchase agreement.) We issued these shares of common stock without registration under the Securities Act of 1933, as amended, the Securities Act, in a transaction not involving a public offering pursuant to Section 4(2) of the Securities Act.

On May 31, 2005, we completed our acquisition of substantially all of the assets and certain liabilities of Cambio Health Solutions, LLC, along with the acquisition of certain assets relating to Cambio's business from certain of the individual owners of Cambio Partners, the direct parent of Cambio. Pursuant to an asset purchase agreement dated as of May 23, 2005, we issued 578,994 shares of our common stock in payment of the equity portion of the purchase price. The 578,994 shares of our common stock had an aggregate market value of $12.9 million based on a per share price of $22.28 (the average of the daily closing prices per share of our common stock on the NYSE for the five consecutive trading days prior to the last business day that is two days prior to May 31, 2005). We issued these shares of common stock without registration under the Securities Act, in a transaction not involving a public offering in reliance upon the exemption from registration and prospectus delivery requirements pursuant to Section 4(2) of the Securities Act. As a result of post-closing purchase price adjustments, 23,334 shares of our common stock issued in connection with this acquisition were returned to us in December 2005.

Effective July 31, 2005, we issued an aggregate of 51,997 additional shares of our common stock in payment of the $1.25 million equity portion of the purchase price for the acquisition of certain assets of Hill and Co., pursuant to an asset purchase agreement dated as of July 25, 2005. These shares were issued based on a per share price of $24.04, the closing price per share of our common stock on the NYSE for July 31, 2005. The 51,997 shares of common stock were issued without registration in a private placement in reliance on the exemption from registration under Section 4(2) of the Securities Act.

On August 2, 2005, we consummated the sale and issuance of (A) $200.0 million in aggregate principal amount of 7 5/8% senior notes due 2013, or the senior notes, and (B) $150.0 million in aggregate principal amount of 3 3/4% convertible senior subordinated notes due July 15, 2012, or the convertible notes, pursuant to (i) purchase agreements with the initial purchasers named therein, and (ii) indentures dated as of August 2, 2005, by and among FTI Consulting, Inc., the guarantors party thereto and Wilmington Trust Company, as trustee. The senior notes will mature on June 15, 2013 and rank *pari passu* in right of payment with all of our existing and future senior indebtedness, if any, and senior in right of payment to all of our existing and future subordinated indebtedness. We will have the option to redeem all or a portion of the senior notes at any time on or after June 15, 2009 at specified redemption prices. At any time before June 15, 2008, we may also redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price of 107.625% of the principal amount, plus accrued and be convertible, only under certain conditions, at the option of the holder. Upon conversion, the principal of the convertible notes will be paid in cash, and any excess over the conversion rate will be paid in shares of our common stock or cash at an initial conversion rate of 31.9980 shares of our common stock per $1,000 principal amount of convertible notes, which represents an initial conversion price of $31.25 per share. This represents a premium of 30.0% to the last reported sale price of our common stock on July 28, 2005, of $24.04. The convertible notes are non-callable. We used a portion of the net proceeds of the offerings to repay our existing $142.5 million term loan indebtedness and to repurchase $125.3 million of common shares through a combination of direct share repurchases and an accelerated stock buyback program. We plan to use the remainder of the net proceeds for stock repurchases and for general corporate purposes, which may include acquisitions. In connection with the offerings, we entered into registration rights agreements with the initial purchasers relating to the senior notes and the convertible notes. In the registration rights agreement relating to the senior notes, we agreed to file an exchange offer registration statement and to undertake an offer to exchange the senior notes for notes with substantially identical terms that are registered under the Securities Act. In the registration rights agreement relating to the convertible notes, we agreed to file and use commercially reasonable efforts to make and keep effective a shelf registration statement permitting registered resales of the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes. On August 3, 2005, we filed our current report on Form 8-K with the Securities and Exchange Commission reporting the forgoing issuances of unregistered securities, which is incorporated by reference herein. The senior note and convertible note offerings were conducted, and the senior notes and convertible notes were sold to the initial purchasers, without registration, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. On November 15, 2005, we filed our registration statement on Form S-4 to register the exchange offer for the senior notes under the Securities Act of 1933, as amended. That registration statement was declared effective by the SEC in January 2006 and the exchange offer expired at 5 p.m. New York time on February 14, 2006. All of the senior note issue was exchanged. In January 2006, our registration statement on Form S-3 registering the resales of the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes was declared effective by the SEC.

Effective August 2, 2005, we issued an aggregate of 49,793 additional shares of the our common stock in payment of the approximately $1.2 million equity portion of the purchase price for the acquisition of certain assets of StoneTurn Group LLP, a Massachusetts limited liability company, pursuant to an asset purchase agreement dated as of August 2, 2005. These shares were issued based on a per share price of $24.10, the closing price per share of our common stock on the New York Stock Exchange as reported in the Wall Street Journal as of the close of business on the business day that was two business days prior to the closing date. The 49,793 shares of common stock were issued without registration under the Securities Act in a private placement in reliance on the exemption from registration under Section 4(2) of the Securities Act.

On January 6, 2006, we completed our acquisition of all of the outstanding common stock of Competition Policy Associates, Inc., a District of Columbia corporation, and certain assets of the stockholders of the Compass relating to its business purstock in payment of the equity portion of the purchase price payable at closing pursuant to the stock and asset purchase agreement. The 932,599 shares of common stock had an aggregate market value of approximately $25.7 million based on an average per share price of $27.61 (the average closing price of one share of our common stock as reported on the NYSE for the five trading days immediately before January 6, 2006). We issued these shares of common stock without registration under the Securities Act, in a transaction not involving a public offering in reliance upon the exemption from registration and prospectus delivery requirements pursuant to Section 4(2) of the Securities Act.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to purchases we made of our common stock during the fourth quarter of 2005 (in thousands except per share amounts).

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value that May Yet Be Purchased Under the Program (2)
October 1 through October 31, 2005	4	$25.38	—	$39,619
November 1 through November 30, 2005	—	—	—	$39,619
December 1 through December 31, 2005	500	$29.92	500	$24,657
Total	504		500	

(1) Includes 4,034 shares of common stock withheld to cover payroll tax withholdings related to the lapse of restrictions on restricted stock and 500,000 shares of common stock purchased through our publicly announced stock repurchase program.

(2) In October 2003, our board of directors initially approved a $50.0 million stock repurchase program under which we are authorized to purchase shares of our common stock. During 2005, our board of directors increased the amount of authorized stock repurchases to a total of $187.5 million. On February 14, 2006, our board of directors increased the remaining balance available for stock repurchases from $17.8 million available at that time to $50.0 million. Unless reauthorized or extended by our board of directors, this program expires on December 31, 2006. These amounts represent gross purchase prices and include the transaction costs we may incur, such as commissions, on the related purchases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We primarily use senior notes, convertible notes and bank credit facilities to finance our obligations. We are exposed to market risk from changes in interest rates and equity prices. Our primary interest rate risk results from changes in the London Interbank Offered Rate, or LIBOR, U.S. Prime and Eurodollar rates, which are used to determine the interest rates applicable to our borrowings. Interest rate changes expose our fixed rate long-term borrowings to changes in fair value and expose our variable rate long-term borrowings to changes in future cash flows. From time to time, we use derivative instruments primarily consisting of interest rate swap agreements to manage this interest rate exposure by achieving a desired proportion of fixed rate versus variable rate borrowings. All of our derivative transactions are entered into for non-trading purposes.

The table below summarizes our market risks from changes in interest rates as of December 31, 2005. Since our financial instruments expose us to interest rate risks, these instruments are presented within each market risk category. The table presents principal cash flows and related weighted average interest rates by year of maturity for our senior notes and our convertible notes. The table excludes the potential exercise of the relevant redemption or conversion features. For interest rate swap agreements, the table presents notional amounts and related interest rates by year of maturity. As of December 31, 2005, fair values included in this section have been determined based on estimates from investment bankers for our senior notes and our convertible notes and estimates from bankers to settle interest rate swap agreements. As of December 31, 2004, we estimated the fair value of our senior secured credit facility based on its carrying value, as interest rates were reset every 30 to 90 days.

	Year of Maturity						December 31, 2005		December 31, 2004	
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value	Total	Fair Value
(dollars in thousands)										
Interest Rate Sensitivity:										
Long-term debt										
Fixed rate	$ —	$ —	$ —	$ —	$ —	$350,000	$ 350,000	$ 372,975	$ —	$ —
Average interest rate						6 %	6%			
Variable rate	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 105,000	$ 105,000
Average interest rate									4 %	
Interest rate swaps										
Fixed to variable	$ —	$ —	$ —	$ —	$ —	$ 60,000	$ 60,000	$ (1,569)	$ —	$ —
Average pay rate						7%	7%			
Average receive rate						8%	8%			

Equity Price Sensitivity

We are subject to equity price risk due to the repurchase of common stock through our accelerated share repurchase program. See note 11 to our consolidated financial statements for further discussion. At the end of the program, we were required to pay a price adjustment if the weighted average purchase price of our common stock over the life of the program was between $24.04 and $27.19 per share. At our option, any payments we were obligated to make to settle the forward contract could either be in cash or shares of our common stock. Changes in the fair value of our common stock impacted the final settlement of the program. As of December 31, 2005, the investment bank had acquired 1.8 million shares of our common stock at an average price of $26.86 per share. In February 2006, the investment bank completed its acquisition of 2.3 million shares of our common stock at an average price of $27.03 per share. We were required to make a settlement payment of $6.8 million, which we elected to pay in cash.

As more fully discussed in note 7 to our consolidated financial statements, we currently have outstanding $150.0 million in principal amount of 3 3 / 4 % convertible senior subordinated notes due July 15, 2012. We are subject to equity price risk related to the convertible feature of this debt. The convertible option of the holder. Upon conversion, the principal portion of the convertible notes will be paid in cash and any excess over the conversion rate will be paid in shares of our common stock or cash at an initial conversion rate of 31.998 shares of our common stock per $1,000 principal amount of convertible notes, representing an initial conversion price of $31.25 per share, subject to adjustment upon specified events. Upon normal conversions, for every $1.00 the market price of our common stock exceeds $31.25 per share, we will be required to pay either an additional $4.8 million in cash or to issue shares of our common stock with a then market price equivalent to $4.8 million, at our option, to settle the conversion feature. If a specified fundamental change event occurs, the conversion price of our convertible notes may increase, depending on our common stock price at that time. However, the number of shares issuable upon conversion of a note may not exceed 41.5973 per $1,000 principal amount of convertible notes. As of December 31, 2005, the conversion price has not required adjustment and we would not be required to issue any shares of our common stock upon conversion.

As more fully discussed in note 2 to our consolidated financial statements, we granted the sellers of the Ringtail group contractual protection against a decline in the value of common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency. Based on the price of our common stock on December 31, 2005, we would not be obligated to make any price protection related payments. On February 28, 2006, the first anniversary date of the issuance of the purchase price shares, we were not required to make a price protection payment.

As more fully discussed in note 2 to our consolidated financial statements, we granted the sellers of the Cambio contractual protection against a decline in the value of the common stock we issued as consideration for the acquisition. Upon the lapse of restrictions on the common stock, if the market price of our common stock is below $22.33, we have agreed to make an additional cash payment to the sellers equal to the deficiency. The price protection periods vary from one to four years after May 31, 2005. If the market value of our common stock is lower than $22.33 on any date that restrictions lapse, then for every $1.00 that our stock price is below $22.33, we may be required to make total price protection payments of about $0.6 million. Based on the price of our common stock on December 31, 2005, we would not be obligated to make any price protection related payments.

As more fully discussed in note 15 to our consolidated financial statements, in 2006 we granted the sellers of the Compass contractual protection against a decline in the value of the common stock we issued as consideration for the acquisition. Upon the lapse of restrictions on the common stock between the years ending December 31, 2006 and December 31, 2013, if the market price of our common stock is below $27.51, we have agreed to make an additional cash payment to the sellers equal to the deficiency. If the market value of our common stock is lower than $27.51 on any date that restrictions lapse, then for every $1.00 that our stock price is below $27.51, we may be required to make price protection payments of about $0.9 million.

The high and low sale prices per share for our common stock as reported on the New York Stock Exchange during 2005 were $30.54 and $17.20.

Reconciliation of Non-GAAP Financial Measure

December 31,
in thousands

	2003	2004	2005
EBITDA Reconciliation:			
Adjusted EBITDA from continuing operations(2)	$123,537	$100,760	$130,877
Non-cash loss from subleased facilities	-	(4,670)	(920)
Litigation settlement losses (gains), net	-	(1,672)	1,629
EBITDA from continuing operations(1)	123,537	94,418	131,586
Depreciation and other amortization	6,032	9,113	11,360
Amortization of other intangible assets	3,680	6,836	6,534
Operating income from continuing operations	$113,825	$ 78,469	$113,692

(1) We define EBITDA (earnings before net interest, taxes, depreciation and amortization) as operating income before depreciation and amortization which may not be similar to EBITDA measures of other companies. EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We believe that EBITDA is useful to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund capital expenditures and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. EBITDA is a common alternative performance measure used by investors, analysts and credit rating agen

(2) Adjusted EBITDA represents EBITDA excluding certain gains, losses and other charges that do not relate to the ongoing operations of our business. Adjusted EBITDA as defined above may not be similar to adjusted EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our statements of income. We believe that adjusted EBITDA is useful to investors because it allows investors to evaluate our operating results and related financial performance for different periods on a more comparable basis by excluding items that do not relate to the ongoing operations of our business.

Corporate Team

Jack B. Dunn, IV
President and
Chief Executive Officer

Dennis J. Shaughnessy
Chairman of the Board

Dominic DiNapoli
Executive Vice President and
Chief Operating Officer

John A. MacColl
Executive Vice President and
Chief Risk Officer

Theodore I. Pincus
Executive Vice President,
Chief Financial Officer
and Treasurer

David G. Bannister
Senior Vice President,
Business Development

Sara Lacombe
Senior Vice President,
Human Resources

Charles Boryenace
Vice President
and Controller

Curt A. H. Jeschke, Jr.
Vice President - Internal Audit

Dianne R. Sagner
Vice President and
General Counsel

Joanne F. Catanese
Associate General Counsel
and Secretary

Cheryl J. Meeks
Assistant Secretary

Greg Wills
Chief Information Officer

Board of Directors

Dennis J. Shaughnessy
Chairman of the Board

Jack B. Dunn, IV
President and
Chief Executive Officer

Mark H. Berey
Executive Vice President of
Business Development,
Chief Financial Officer
and Director,
Avendra, LLC

Denis J. Callaghan
Retired Former Director
of North American
Equity Research
Deutsche Bank Alex. Brown

James A. Flick, Jr.
President and
Chief Executive Officer
Winnow, Inc.

Gerard E. Holthaus
Chairman of Board, President
and Chief Executive Officer
Williams Scotsman
International, Inc.

Matthew F. McHugh
Retired Nine-Term
United States Congressman

Peter F. O'Malley
Of Counsel
O'Malley, Miles,
Nylen & Gilmore

George P. Stamas
Senior Partner
Kirkland & Ellis LLP

FTI Corporate Data

Stockholder Information
Our internet website is www.fticonsulting.com. We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and proxy statements as soon as reasonably practicable after we electronically file with or furnish such materials to the SEC. We also make available on our website our Corporate Governance Guidelines; Categorical Standards of Director Independence; Policy on Ethics and Business Conduct; Charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; other corporate governance documents; and any amendments to those documents.

You may request paper copies of our 2005 Annual Report on Form 10-K and the other documents filed with the SEC by contacting FTI Consulting, Inc., 500 East Pratt Street, Suite 1400, Baltimore, MD 21202, Attn: Corporate Secretary.

Executive Office
500 E. Pratt Street
Suite 1400
Baltimore, MD 21202
410.951.4800
www.fticonsulting.com

Principal Place of Business
909 Commerce Road
Annapolis, MD 21401

Annual Stockholders' Meeting
The 2006 annual meeting of stockholders will be held on May 17, 2006, at 9:30 a.m. at the corporate headquarters at 500 E. Pratt Street, Suite 1400, Baltimore 21202.

Independent Registered Public Accountants
Ernst & Young LLP
Baltimore, Maryland

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

Stock
FTI's stock trades on the New York Stock Exchange (NYSE) under the symbol FCN.

SEC and NYSE Certifications
The most recent certification by our chief executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Annual Report on Form 10-K for our fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 7, 2006. Our chief executive officer's most recent certification to the New York Stock Exchange was submitted on June 14, 2005.

Offices

Baltimore, MD
410.951.4800

Annapolis, MD
410.224.8770

Atlanta, GA
404.460.6200

Boston, MA
617.897.1500

Brentwood, TN
615.324.8500

Cambridge, MA
Lexecon
617.520.0200

Charlotte, NC
704.998.6021

Chicago, IL
312.759.8100

Chicago, IL
Lexecon
312.322.0200

Cleveland, OH
216.986.2750

Dallas, TX
214.397.1600

Denver, CO
303.689.8800

Houston, TX
713.353.5400

Indianapolis, IN
317.581.6300

King of Prussia, PA
610.992.1600

Los Angeles, CA
213.689.1200

Nashville, TN
615.344.2109

New York, NY
212.247.1010

Philadelphia, PA
215.246.3405

Phoenix, AZ
602.744.7100

Pittsburgh, PA
412.577.2997

Saddle Brook, NJ
201.843.4900

Salt Lake City, UT
801.990.3294

San Francisco, CA
415.283.4200

San Jose, CA
408.261.8800

Seattle, WA
206.224.7607

Tucson, AZ
520.615.5300

Washington, DC
202.312.9100

London, England
+44 (0)20.7643.2252

Melbourne, Australia
+ 61.3.9668.2233



500 E. Pratt Street
Suite 1400
Baltimore, MD 21202

www.fticonsulting.com